Exhibit 99.1

1240 Phillips Square

Montreal, Québec

Canada, H3B 3H4

August 13, 2012

To Our Shareholders:

On behalf of the Board of Directors of Birks & Mayors Inc. (the “Company”), I cordially invite you to attend the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held at the Fairmont The Queen Elizabeth Hotel (Matapedia Conference Room), 900 René-Lévesque Boulevard West, Montreal, Québec, H3B 4A5 on Thursday, September 13, 2012, at 9:00 a.m. A notice of the Meeting, form of proxy, and a management proxy circular containing information about the matters to be acted on at the Meeting are enclosed.

We urge you to attend the Meeting. It is an excellent opportunity for the Company’s management to discuss the Company’s progress with you in person.

It is important that your shares be represented at the Meeting, whether in person or by proxy. To facilitate your participation in the Meeting, regardless of whether you plan to attend in person, please complete, sign, date, and promptly return the enclosed proxy. If you attend the Meeting, even if you have previously returned your form of proxy, you may revoke your proxy at that time and vote in person by following the procedures set forth in the management proxy circular.

We look forward to seeing you on September 13.

Yours truly,

/s/ Lorenzo Rossi di Montelera

Count Lorenzo Rossi di Montelera

Chairman of the Board

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To be held on Thursday, September 13, 2012

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of Shareholders of BIRKS & MAYORS INC. (the “Company”) will be held at the Fairmont The Queen Elizabeth Hotel (Matapedia Conference Room), 900 René-Lévesque Boulevard West, Montreal, Québec, H3B 4A5 on Thursday, September 13, 2012, at 9:00 a.m., for the purposes of:

(1)	receiving the consolidated financial statements for the fiscal year ended March 31, 2012, together with the auditors’ report thereon;

(2)	electing a board of ten directors to serve until the next annual meeting of shareholders;

(3)	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration;

(4)	ratifying the modifications to By-Law No. One, the text of which appears in Schedule A attached hereto; and

(5)	transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of Class A voting shares or Class B multiple voting shares of the Company at the close of business on August 3, 2012 will be entitled to vote at the Meeting.

By Order of the Board of Directors,

/s/ Miranda Melfi

Miranda Melfi

Group Vice President, Legal Affairs &

Corporate Secretary

Montreal, Québec – August 13, 2012

ALL SHAREHOLDERS ARE INVITED TO ATTEND THE ANNUAL AND SPECIAL MEETING IN PERSON. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE COMPANY NOT LESS THAN 48 HOURS PRIOR TO THE MEETING. SHAREHOLDERS WHO EXECUTE A PROXY CARD MAY NEVERTHELESS ATTEND THE ANNUAL AND SPECIAL MEETING, REVOKE THEIR PROXY, AND VOTE THEIR SHARES IN PERSON.

MANAGEMENT PROXY CIRCULAR

IN CONNECTION WITH

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 13, 2012

MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

This Management Proxy Circular (the “Circular”), which is being mailed to shareholders on or about August 13, 2012, is furnished in connection with the solicitation by management of Birks & Mayors Inc. (the “Company”), whose principal executive office is located at 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held on September 13, 2012 at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders, or any adjournment thereof.

The cost of preparing, assembling and mailing this Circular, the Notice of the Annual and Special Meeting of Shareholders, and the enclosed proxy will be borne by the Company, as well as the cost of the solicitation of any proxies except as otherwise noted herein. In addition to the primary use of mail, the Company’s employees may also solicit proxies personally, by telephone or other means of telecommunications. The Company’s employees will receive no compensation for soliciting proxies other than their regular salaries. The Company has hired Georgeson Shareholder Communications, Inc. to assist it in soliciting proxies for an anticipated fee of $6,000 plus out-of-pocket expenses. The Company may request banks, brokers, and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company may reimburse such persons for their expenses in so doing.

References

Unless the context otherwise requires, the terms “Birks & Mayors” and the “Company” are used in this Circular to refer to Birks & Mayors Inc., a Canadian corporation, and its subsidiaries on a consolidated basis. In addition, the term “Mayors” refers to Mayor’s Jewelers, Inc. and its wholly-owned subsidiary, Mayor’s Jewelers of Florida, Inc., and “the merger” refers to the merger of Mayors with a wholly-owned subsidiary of the Company, as approved by the shareholders of Mayors on November 14, 2005. The term “Birks” refers to Henry Birks & Sons Inc., the legal name of Birks & Mayors prior to the merger.

Unless otherwise indicated, all monetary references in this Circular are denominated in U.S. dollars; references to “dollars” or “$” are to U.S. dollars and references to “Cdn$” or “Canadian dollars” are to Canadian dollars.

Within this Circular, the Company’s fiscal years ended March 27, 2010, March 26, 2011 and March 31, 2012 are referred to as fiscal year 2010, 2011 and 2012, respectively. The Company’s fiscal year ends on the last Saturday in March of each year. Fiscal year ended 2012 consisted of 53 weeks (reported in three 13-week periods and one 14-week period), while fiscal years 2010 and 2011 each consisted of 52 weeks (reported in four 13-week periods).

Appointment of Proxyholders and Revocation of Proxies

A shareholder may appoint as proxyholder a person other than the persons named in the accompanying form of proxy to attend and vote at the Meeting in his or her stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Company’s transfer agent, Computershare Trust Company N.A., P.O. Box 43070, Providence, Rhode Island 02940, not less than 48 hours prior to the Meeting.

A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Company, 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof but prior to the use of the proxy at the Meeting.

Purposes of the Annual and Special Meeting

At the Meeting, the Company’s shareholders will receive the consolidated financial statements of the Company for fiscal year 2012, together with the auditors’ report thereon and will consider and act upon the following matters:

1.	electing a board of ten directors to serve until the next annual meeting of shareholders;

2.	appointing KPMG LLP as auditors and authorizing the directors to fix their remuneration;

3.	ratifying the modifications to By-law No. One, the text of which appears in Schedule A attached hereto; and

4.	transacting such other business as may properly be brought before the Meeting.

The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted “FOR” the election of each of the nominees for directors set forth in this Circular under the heading “Election of Directors”, “FOR” the appointment of KPMG LLP as auditors as set forth in this Circular under the heading “Appointment and Remuneration of the Company’s Auditors”, and “FOR” the ratification of the modifications to By-law No. One set forth in this Circular under the heading “Ratification of the Modifications to By-law No. One”.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date of this Circular, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their judgment.

Additional Information

The Company’s financial information is included in its consolidated financial statements for fiscal year 2012. Copies of these financial statements will be available at the Meeting. They can also be obtained upon request to the Secretary of the Company at its principal executive office (1240 Phillips Square, Montreal, Québec H3B 3H4, fax: (514) 397-2537), or on EDGAR at www.sec.gov.

The Company’s Class A Voting Shares, Class B Multiple Voting Shares and Preferred Shares

The Company is currently authorized to issue an unlimited number of Class A voting shares without nominal or par value, an unlimited number of Class B multiple voting shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value, issuable in series. As at August 3, 2012, the Company had 3,673,615 Class A voting shares outstanding, 7,717,970 Class B multiple voting shares outstanding, and no preferred shares outstanding. As concerns voting at the Meeting:

•	each Class A voting share will entitle the holder thereof to one (1) vote at the Meeting; and

•	each Class B multiple voting share will entitle the holder thereof to ten (10) votes at the Meeting.

Accordingly, each holder of Class A voting shares will be entitled to one (1) vote, and each holder of Class B multiple voting shares will be entitled to ten (10) votes, at the Meeting for each such share, as the case may be, registered in his or her name at the close of business on August 3, 2012, being the date fixed by the Company’s Board of Directors (“Board of Directors” or “Board”) for the determination of the registered holders of such shares who are entitled to receive the Notice of the Annual and Special Meeting of Shareholders enclosed with this Circular (the “Record Date”).

The Company will prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date. This list of shareholders will be available for inspection during usual business hours at the registered office of the Company and at the Meeting.

A quorum for the Meeting shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at the Meeting.

The chairman of the Meeting may, with the consent of the Meeting, adjourn the Meeting to a fixed time and place. If the Meeting is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the Meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and if a quorum is present at the Meeting. The persons who formed a quorum at the Meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the Meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the Meeting in accordance with the notice calling same.

Prior to the Meeting, the Company’s transfer agent, Computershare Trust Company N.A., shall determine the number of Class A voting shares and Class B multiple voting shares represented at the Meeting, and the validity and effect of proxies, and shall receive, count, and tabulate ballots and votes, and determine the results from the Meeting.

A broker or nominee holding shares registered in its name, or in the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, may have discretion to vote the beneficial owner’s shares with respect to the election of each of the directors and other matters addressed at the Meeting. Any such shares that are not represented at the Meeting, either in person or by proxy, will not be considered to have cast votes on any matters addressed at the Meeting.

Code of Ethics and Code of Conduct

The Company’s Board of Directors has adopted a code of ethics that applies to the Company’s Chief Executive Officer, Chief Financial Officer, Treasurer and Controller. The current version of such code of ethics can be found at www.birksandmayors.com. The Company’s Board of Directors has also adopted a Code of Conduct that applies to all employees of the Company. The Code of Conduct is available upon written request to Birks & Mayors Inc., Attention: Corporate Secretary, 1240 Phillips Square, Montreal, Canada, H3B 3H4.

Major Holders of Class A Voting Shares and Class B Multiple Voting Shares

The following table sets forth, as of June 30, 2012, information regarding the beneficial ownership of the voting securities of the Company by each person or entity that beneficially owns an aggregate of 5% or more of the Company’s outstanding Class A voting shares and/or Class B multiple voting shares. Unless otherwise indicated in the table, each of the individuals named below has, to the Company’s knowledge, sole voting and investment power with respect to the voting shares beneficially owned by them. The calculation of the percentage of outstanding shares is based on 3,673,615 Class A voting shares and 7,717,970 Class B multiple voting shares outstanding on June 30, 2012, adjusted, where appropriate, for shares of stock beneficially owned but not yet issued.

Beneficial ownership is determined under the rules of the United States Securities and Exchange Commission (“SEC”). Under these rules, beneficial ownership includes any of the Class A voting shares or Class B multiple voting shares, as the case may be, as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days through the exercise of any warrant, stock option or other right. The inclusion in this Circular of such voting shares, however, does not constitute an admission that the named individual is a direct or indirect beneficial owner of such voting shares. The voting shares that a person has the right to acquire within 60 days of June 30, 2012 are deemed outstanding for the purpose of calculating the percentage ownership of such person, but are not deemed outstanding for the purposes of calculating the percentage owned by any other person listed.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Class A Voting Shares Beneficially Owned
Goldfish Trust(2)	7,717,970	67.8%
Rohan Private Trust Company Limited(3)	7,717,970	67.8%
Thomas A. Andruskevich(4)	562,434	13.4%
Montrovest B.V.(5)	7,717,970	67.8%
Prime Investments SA(6)	1,536,047	41.8%
Dr. Robert B. Eckhardt(7)	262,000	7.1%
Dr. Caroline D. Eckhardt(7)	262,000	7.1%

(1)	Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his or her name.
(2)	Includes 7,717,970 Class A voting shares to which Montrovest B.V. (“Montrovest”) would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The shares held by Montrovest are beneficially owned by the Goldfish Trust. Dr. Rossi di Montelera, the Company’s Chairman of the Board, is a beneficiary of the Goldfish Trust. In certain circumstances, Dr. Rossi di Montelera may be delegated the authority from Rohan Private Trust Company Limited, the trustee of the Goldfish Trust (“Trustee”) to vote the shares held by Montrovest.
(3)	Trustee of Goldfish Trust. Includes 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. The shares held by Montrovest are beneficially owned by the Goldfish Trust. Dr. Rossi di Montelera is a beneficiary of the Goldfish Trust. In certain circumstances, Dr. Rossi di Montelera may be delegated the authority from the Trustee of the Goldfish Trust to vote the shares held by Montrovest.
(4)	Includes (A) options and stock appreciation rights to purchase 390,759 Class A voting shares, (B) warrants to purchase 131,209 Class A voting shares, and (C) 40,466 Class A voting shares.
(5)	Includes 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by it.
(6)	The Company has been advised that Osiya Trust Co. PTE. Ltd., as trustee of the Beech Settlement trust, exercises voting and investment control over the securities held of record by Prime Investments SA.
(7)	The Company has been advised that Dr. Robert B. Eckhardt and Dr. Caroline D. Eckhardt share dispositive and voting power over 262,000 Class A voting shares.

PROPOSAL 1:

ELECTION OF DIRECTORS

The Company’s articles of incorporation stipulate that the Board of Directors shall consist of a minimum of three directors and a maximum of 15 directors, and that a director’s term of office is from the date of the meeting at which he or she is elected or appointed until the next annual shareholders’ meeting following his or her election or appointment, or until such time as his or her successor is otherwise elected or appointed. The Company’s Board of Directors currently consists of ten persons, all of whom are being proposed by management as nominees for re-election as directors to hold office until the next succeeding annual meeting of shareholders of the Company or until their successors are otherwise elected or appointed.

Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote “FOR” the re-election of each of the ten nominees whose names are set forth in the following table. While the Company has no reason to believe that any of the management nominees for re-election as a director will be unable or unwilling to serve if elected, if any of the nominees is for any reason unavailable to serve as a director, proxies received in favor of the management nominees will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the re-election of directors. The Company’s Board of Directors recommends a vote “FOR” each of the management nominees for re-election as directors for the term specified above.

Information Regarding the Directors

The following sets forth information regarding each of the ten nominees for election as directors, as of June 30, 2012:

				As at June 30, 2012 Control or Direction of the Company is Exercised by Means of(1)
Name	Age	Position or office with Company	Director Since	Aggregate of Class A voting shares (2)		Options to Purchase Shares		Percentage of Class A Voting Shares Beneficially Owned
Dr. Lorenzo Rossi di Montelera(3)	71	Chairman of the Board and Director	March 1993	—	(4)	9,346	(5)	* (4)
Thomas A. Andruskevich(3)	61	Vice Chairman of the Board and Director	June 1999	40,466		521,968	(6)	13.4%
Jean-Christophe Bédos	48	President and Chief Executive Officer and Director	April 2012	—		—	(7)	—
Gérald Berclaz(3)	63	Director	Dec. 2009	16,667		—		*
Emily Berlin(8)(10)	65	Director	Nov. 2005	46,952		869	(11)	1.3%
Shirley A. Dawe(9)	65	Director	Nov. 1999	870		—		*
Elizabeth M. Eveillard(3)(9)	65	Director	Nov. 2005	89,558		1,738	(12)	2.5%
Louis L. Roquet(8)(10)	69	Director	Aug. 2007	—		—		*
Niccolò Rossi di Montelera (3)	39	Director	Sept. 2010	—		—		—
Guthrie J. Stewart(8)(9)(10)	56	Director	Oct. 2010	—		—		—

*	Less than 1%
(1)	This information, not being within the knowledge of the Company, was furnished by the respective nominees individually.
(2)	All shares listed in this column are Class A voting shares.
(3)	Member of the executive committee.
(4)	Dr. Rossi di Montelera is a beneficiary of the Goldfish Trust. The Goldfish Trust beneficially owns or controls 7,717,970 Class A voting shares to which Montrovest would be entitled upon conversion of the Class B multiple voting shares held by Montrovest. In certain circumstances, Dr. Rossi di Montelera may be delegated the authority from Rohan Private Trust Company Limited, the trustee of the Goldfish Trust, to vote the shares held by Montrovest. Holders of Class B multiple voting shares are entitled to ten votes for each Class B multiple voting share held, whereas holders of Class A voting shares are entitled to one vote per Class A voting share held. Dr. Rossi di Montelera expressly disclaims beneficial ownership over the shares held by Montrovest.
(5)	Consists of (A) options to purchase 4,346 Class A voting shares of the Company exercisable at prices ranging from $3.23 to $8.98 per share and expire over a period from October 1, 2012 to January 1, 2015, and (B) an option to purchase 5,000 Class A voting shares at an exercise price of Cdn$7.73 per share and expires on April 23, 2014.
(6)	Consists of (A) an option to purchase 242,944 Class A voting shares of the Company exercisable at a price of $1.00 per share and expires on March 31, 2014 (B) an option to purchase 130,425 Class A voting shares of the Company exercisable at a price of $3.23 per share and expires on October 1, 2012, (C) warrants to purchase 131,209 Class A voting shares exercisable at a price of $3.34 per share and expire on August 20, 2022, and (D) 17,390 SARs exercisable at a price of $1.00 per share and expire on March 31, 2014.
(7)	An option to acquire 150,000 Class A voting shares was granted, exercisable at a price of $1.04 per share and expires on January 4, 2022. The option has not yet vested and will vest over a period of three (3) years beginning on January 4, 2013.
(8)	Member of the audit committee.
(9)	Member of the compensation committee.
(10)	Member of the corporate governance committee.
(11)	Consists of an option to purchase 869 Class A voting shares of the Company exercisable at a price of $8.98 per share. This option is exercisable and expires on January 1, 2014.
(12)	Consists of options to purchase 1,738 Class A voting shares of the Company exercisable at prices ranging from $7.14 to $8.98 per share. These options are exercisable and expire over a period from January 1, 2014 to January 1, 2015.

Director Nominees

Dr. Lorenzo Rossi di Montelera, age 71, has served as Chairman of the Company’s Board of Directors since 1993 and, prior to the merger, Dr. Rossi di Montelera served on the board of directors of Mayors. He is also on the board of directors of Azimut S.p.A. and the Advisory Board of the Global Leadership Institute of New York. Dr. Rossi di Montelera is also a director of Gestofi, S.A. and a beneficiary of the Goldfish Trust that beneficially owns or controls all of the shares of the Company held by Montrovest. Dr. Rossi di Montelera is the father-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Group Vice President, Strategy and Business Development. Dr. Rossi di Montelera is also the father of Mr. Niccolò Rossi di Montelera who, as an employee of Gestofi S.A., provides consulting services to the Company.

Thomas A. Andruskevich, age 61, has been our Vice Chairman of the Board since November 2011. He was our President and Chief Executive Officer from June 1996 to March 31, 2012 and joined the Board of Directors of Birks in 1999. From August 2002 until March 31, 2012, he was the President and Chief Executive Officer of Mayors. Since August 2002, he has been Chairman of the board of directors of Mayors. From 1994 to 1996, he was President and Chief Executive Officer of the clothing retailer Mondi of America. From 1989 to 1994, he was Executive Vice President of International Trade & Fragrance of Tiffany & Co., and from 1982 to 1989, Mr. Andruskevich served as Senior Vice President and Chief Financial Officer of Tiffany & Co. He is also a member of the Advisory Board and of the Marketing Committee of Brazilian Emeralds, Inc., and a director of Cole Credit Priority Trust III, Inc. and of Jewelers of America, Inc.

Jean-Christophe Bédos, age 48, was appointed to the Company’s Board of Directors on April 19, 2012. He was our Chief Operating Officer from January 2012 to March 2012 and became our President and Chief Executive Officer on April 1, 2012. He has over 24 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988.

Gérald Berclaz, age 63, was appointed to the Company’s Board of Directors in December 2009. He has been a member of the board of directors of Mayors since November 2005. He has 35 years of experience in project management and industrial projects financing worldwide and held several executive positions for international Geneva-based companies. He served on boards of public and private companies both in Europe and in the USA. He is Chairman of the Supervisory Board of Directors of Montrovest B.V. and a director and Chairman of Gestofi S.A.

Emily Berlin, age 65, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from October 2002 until November 14, 2005. She has also been a Senior Managing Director of Helm Holdings International since 2001, which is a member of a diversified privately owned group of companies operating principally in Central and South America where she focuses principally on the banking and energy sectors. She also currently serves on the boards of directors of a number of the Helm group of companies as well as on the board of the International Women’s Forum Florida. From 1974 to 2000, she was a member of the law firm Shearman & Sterling, becoming a partner in 1981.

Shirley A. Dawe, age 66, has been a member of the Company’s Board of Directors since 1999. She is also a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson’s Bay Company. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards of directors. Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States.

Elizabeth M. Eveillard, age 65, has been a member of the Company’s Board of Directors since November 2005. She was a member of the board of directors of Mayors from August 2002 until November 14, 2005, and is an independent consultant with over 30 years of experience in the investment banking industry. From 2000 to 2003, she was a consultant and Senior Managing Director, Retailing and Apparel Group, Bear, Stearns & Co., Inc. From 1988 to 2000, she served as Managing Director and Head of the Retailing Group, PaineWebber Incorporated. From 1972 to 1988 she held various positions at Lehman Brothers, including Managing Director in the Merchandising Group. She serves as a director of numerous non-profit organizations.

Louis L. Roquet, age 69, has been a member of the Company’s Board of Directors since August 8, 2007. Mr. Roquet has been Managing Director of Cevital Spa, a large Algerian manufacturer of food products, since January 2012. Mr. Roquet has served as General Manager of the City of Montréal from January 2010 to January 2012. From April 2004 to October 2009, he was President and Chief Operating Officer of Desjardins Venture Capital and was responsible for managing Desjardins’ venture capital funds together with those of Capital Régional and Coopératif Desjardins, a publicly-traded company established in 2001 with an authorized capitalization of $1.0 billion. From 2002 to 2004, Mr. Roquet served as President and General Manager of Société des alcools du Québec (“SAQ”), Québec’s Liquor Board. Prior to 2002 he held the title of President and Chief Executive Officer of Investissement Québec, Secretary General of the City of Montréal and General Manager of Montréal Urban Community. He also serves as a director of numerous non-profit organizations.

Niccolò Rossi di Montelera, age 39, was elected to the Company’s Board of Directors on September 23, 2010. Mr. Rossi di Montelera has been a consultant for Gestofi S.A. since August 2009 and provides consulting services to the Company in the areas of e-commerce, new product and brand development and wholesale in addition to being involved with the Company’s business development activities and strategic initiatives. From 2007 to 2009, he served as the Company’s Group Divisional Vice President responsible for product development, wholesale and e-commerce. From 2005 to 2006, he served as the Company’s Group Director responsible for product development. From 2002 to 2003, he worked at Regaluxe Investments SA and was responsible for the North American business development for Royale de Champagne and from 1999 to 2002, he was a Project Leader for Ferrero Group. He was a member of the Supervisory Board of Directors of Montrovest B.V. until June 30, 2012. Mr. Rossi di Montelera is the son of Dr. Rossi di Montelera, the Company’s Chairman of the Board, and is the brother-in-law of Mr. Carlo Coda-Nunziante who is the Company’s Group Vice President, Strategy and Business Development.

Guthrie J. Stewart, age 56, was appointed to the Company’s Board of Directors on October 15, 2010. Mr. Stewart is a corporate director. From 2001 to 2007, he was a partner of EdgeStone Capital Partners, a Canadian private equity firm. From 1992 to 2000, he served principally as Group EVP Global Development and President and CEO of the Canadian operations of Teleglobe Inc. From 1987 to 1992, he was the Vice President, Legal and Corporate Development of BCE Mobile Inc. (currently Bell Mobility) and from 1979 to 1986 he was a corporate, commercial and securities lawyer at Osler, Hoskin & Harcourt. Mr. Stewart also has been and currently is a member of a number of other corporate boards and advisory boards.

Director Independence, Compensation, Meeting Participation and Other Information

Director Independence

Since November 2005, our Board of Directors was comprised of a majority of independent directors. On April 19, 2012, our Board of Directors appointed Mr. Jean-Christophe Bédos, our President and Chief Executive Officer, as an additional director of the Company. Mr. Bédos is considered a non-independent director. Following such appointment, our Board of Directors determined that five of our ten directors (Emily Berlin, Shirley A. Dawe, Elizabeth Eveillard, Louis L Roquet and Guthrie J. Stewart) qualify as independent directors within the meaning of Section 803A of the NYSE MKT LLC (“NYSE MKT”) Company Guide.

All of the directors on the Company’s compensation, corporate governance and audit committees are independent. We are a “controlled company” (one in which more than 50% of the voting power is held by an individual, a group or another company) within the meaning of the rules of the NYSE MKT. Accordingly, we are not required under the NYSE MKT rules to have a majority of independent directors, a nominating and corporate governance committee, and a compensation committee (each of which, under the NYSE MKT rules, would otherwise be required to be comprised entirely of independent directors).

Notwithstanding the fact that we qualify for the “controlled company” exemption, we maintain a Corporate Governance Committee and a Compensation Committee comprised solely of independent directors.

For transactions, relationships or arrangements that were considered by the Board of Directors in determining whether each director was independent, please see “Related Party Transactions” in this Circular below.

Director Compensation

During fiscal 2012, each director who was not an employee of the Company received an annual fee of approximately $24,000 for serving on the Company’s Board of Directors and $1,500 for each Board meeting attended in person. The chairperson of each of the audit committee, compensation committee and corporate governance committee received an additional annual fee of approximately $10,000, $8,000 and $5,000, respectively. These fees reflect a 10% decrease in accordance with the Company’s salary reduction program for a period of 4 months until the 10% reduction was eliminated in August 2011. The chairperson of any special independent committee of directors that may be established from time to time is entitled to receive $10,000 for his or her service and the other members of the committee are each entitled to receive $5,000 for their service on such committee. Each director who is not an employee is entitled to receive a grant of 1,000 stock appreciation rights on April 1 of each year. The 1,000 stock appreciation rights to directors were not granted in 2009 and 2010; however in April 2011 and April 2012, 1,000 stock appreciation rights were granted to each non-employee director. All directors were reimbursed for reasonable travel expenses incurred in connection with the performance of their duties as directors.

Meeting Participation and Board Communication

During fiscal year 2012, the Company’s Board of Directors held a total of five board meetings and 23 committee meetings. During such period, seven out of the then nine directors attended 100% of the meetings of the Board of Directors and two directors attended 80% of the board meetings.

The Company has a formal policy regarding director attendance at its meetings. Directors are encouraged to attend the annual shareholders’ meeting, all meetings of the Board of Directors and all committee meetings of which they are a member. If necessary, directors can attend meetings via teleconference.

The Company also has a formal policy regarding communications with the Board of Directors. Shareholders may communicate with the Board of Directors by writing to the Company’s President and Chief Executive Officer by mail addressed to such person at 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, by an email sent to such person at jcbedos@birksandmayors.com, or by fax sent to such person at (514) 397-2577. Shareholders should include their contact information in the communication. The President and Chief Executive Officer is responsible for ensuring that any such communication is delivered to the Board of Directors or to a specified director, as the case may be.

Committees of the Board of Directors

The Company’s Board of Directors is supported by committees, which are working groups that analyze issues and provide recommendations to the Board of Directors regarding their respective areas of focus. The executive officers interact periodically with the committees to address management issues. The following are the four main existing committees of the Board of Directors, as well as the reports of certain of those committees. The Board of Directors may from time to time also create special committees of the Board as needed.

Audit Committee. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the United States Securities Exchange Act of 1934 (the “Exchange Act”). The audit committee operates under a written charter adopted by the Board of Directors. The audit committee reviews the scope and results of the annual audit of the Company’s consolidated financial statements conducted by its independent auditors, the scope of other services provided by its independent auditors, proposed changes in its financial accounting standards and principles, and its policies and procedures with respect to its internal accounting, auditing and financial controls. The audit committee also examines and considers other matters relating to the Company’s financial affairs and accounting methods, including selection and retention of its independent auditors. During fiscal year 2012, the audit committee held four meetings and all members of the audit committee attended these meetings during such period except for one member who attended 75% of the meetings. During fiscal year 2012, the audit committee was comprised of Louis Roquet (Chair), Emily Berlin and Guthrie J. Stewart, who replaced Ann Spector Lieff in September 2011, each of whom was financially literate and an independent (as defined by the NYSE MKT listing standards and SEC rules), non-employee director of the Company. The Company has determined that Louis Roquet is financially sophisticated and has waived the requirement for the present time under the audit committee’s charter that at least one member of the audit committee be designated as an “audit committee financial expert”, as this term is defined under SEC rules. Neither the SEC nor the NYSE MKT requires the Company to designate an “audit committee financial expert” and the Company has not determined that any of its current directors would qualify as such. A copy of the audit committee charter is available on the Company’s website at www.birksandmayors.com.

Audit Committee Report. The audit committee has reviewed and discussed the Company’s audited financial statements for fiscal year 2012 with management and with the independent auditors, including matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in rule 3200T, as amended.

The audit committee has reviewed the independent auditors’ fees for audit and non-audit services for fiscal year 2012. The aggregate fees and expenses billed by KPMG LLP for professional services rendered for the audit and interim review of the Company’s financial statements for fiscal year 2012 was approximately $400,000.

The audit committee has received the written disclosures and the letter from the independent auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the audit committee concerning independence, and has discussed with the independent auditors their independence.

Based on its review of the audited financial statements and the various discussions noted above, the audit committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for fiscal year 2012, filed with the SEC on July 3, 2012 (the “Annual Report”).

The foregoing has been furnished by the audit committee, namely:

Louis Roquet (Chair)

Emily Berlin

Guthrie J. Stewart

Compensation Committee. The Company has a standing compensation committee. The compensation committee operates under a written charter adopted by the Board of Directors. The purpose of the compensation committee is to recommend to the Board of Directors executive compensation, including base salaries, bonuses and long-term incentive awards for the Chief Executive Officer and certain other executive officers of the Company. The compensation committee also establishes criteria for goals and objectives for variable compensation, evaluates the performance of the Chief Executive Officer on an annual basis and provides recommendations to the Board of Directors regarding Chief Executive Officer and senior management succession plans. Certain decisions regarding compensation of certain executive officers are reviewed by the compensation committee. During fiscal year 2012, the compensation committee led the board initiative for leadership transition of the Chief Executive Officer. During fiscal year 2012, the compensation committee held nine meetings and all members of the compensation committee attended these meetings during that period. During fiscal year 2012, the compensation committee was comprised of Shirley A. Dawe (Chair), Guthrie J. Stewart and Elizabeth Eveillard, who replaced Ann Spector Lieff in September 2011. Each member of the compensation committee was an independent (as defined by the NYSE MKT listing standards), non-employee director of the Company. A copy of the compensation committee charter is available on the Company’s website at www.birksandmayors.com.

The compensation committee reviews whether both the compensation and benefits programs provided for the executive officers is generally competitive with similar organizations within the luxury jewelry and retail industry. In determining the compensation of certain of the Company’s executive officers, the committee takes into account all factors that it considers relevant, including business conditions in general and the Company’s performance during the year in light of such conditions, the market compensation for executives of similar background and experience, and the performance of the specific executive officer under consideration and the business area of the Company for which such executive officer is responsible. Regarding the Chief Executive Officer’s compensation, the committee considers many of the same factors looked at for the other executive officers. Some of the key company performance measures are sales, gross profit, earnings before tax, cash flow, and other key strategic and financial objectives as outlined in the Company’s profit and strategic plans.

The committee believes that the cash bonus portion of the executive officers’ compensation, or the variable compensation component, should vary according to the executive officer’s level of responsibility, their capacity to add shareholder value and individual performance and be based upon the Company’s overall financial performance. The committee believes that this portion of the executive officer’s compensation is critical in order to ensure that such executive officer’s interests are aligned with the interests of the Company’s shareholders. The bonus targets for executive officers in the past ranged from 40% to 100% of their respective annual base salary based on the achievement of certain targets related to annual planned adjusted earnings before taxes. The Company had not made any bonus payments to executive officers under this variable compensation component since 2007 due to the Company not meeting the minimum required threshold; however for fiscal 2012, the Company paid bonuses based on the achievement of certain targets to executive officers in the range of 13% to 17% of their respective annual base salary, with the exception of the former Chief Executive Officer whose bonus payment represented approximatively 124% of his fiscal 2012 annual base salary in accordance with his employment agreements.

Executive officers may, from time to time, be granted options to purchase the Company’s Class A voting shares or other equity or non-equity based incentive awards.

The compensation committee has the authority to obtain the advice and seek assistance from internal and external legal, accounting, compensation and other advisors.

Corporate Governance Committee. The Company has a standing corporate governance committee, which has also assumed the functions of the Company’s former nominating committee, the whole in accordance with SEC rules and NYSE MKT listing standards on nominating committees. The corporate governance committee is responsible for overseeing all aspects of the Company’s corporate governance policies. The corporate governance committee is also responsible for the oversight and review of all related party transactions and for nominating potential nominees to the Board of Directors. During fiscal year 2012, the corporate governance committee held four meetings and all members of the corporate governance committee attended these meetings during such period. The Company’s corporate governance committee is comprised of three directors and operates under a written charter adopted by the Board of Directors. Emily Berlin (Chair), Louis Roquet and Guthrie J. Stewart, each of whom is an independent (as defined by the NYSE MKT listing standards) non-employee director of the Company, currently constitute the corporate governance committee.

The Company’s policy with regard to the consideration of any director candidates recommended by a shareholder is that it will consider such candidates and evaluate such candidates by the same process as candidates identified by the corporate governance committee. The Company has adopted a policy requiring that a director nominee, whether such candidate was recommended by the corporate governance committee or a shareholder, should possess, at least, integrity and commitment to service on the board. In addition to those minimum qualifications, the corporate governance committee will consider the following qualities or skills, which the Board as a whole should possess: business judgment, financial literacy, public company experience, accounting and finance experience, industry knowledge, diversity and the ability to provide strategic insight and direction A detailed discussion of each of these attributes can be found in the corporate governance committee charter, which is available on the Company’s website at www.birksandmayors.com.

The corporate governance committee shall identify director nominee candidates from any appropriate source including shareholder recommendations. To submit a nominee to be considered by the committee and possibly placed on the proxy statement, a shareholder must submit the nominee’s resume and other contact information to the committee at the Company’s principal executive office, 1240 Phillips Square, Montreal, Québec, Canada, H3B 3H4, not less than 90 calendar days before the date the Company’s proxy statement is released to shareholders in connection with the previous year’s annual meeting.

Executive Committee. The Company has a standing executive committee. The executive committee operates under a written charter adopted by the Board of Directors. The purpose of the executive committee is to provide a simplified review and approval process in between Board of Directors’ meetings for certain corporate actions. The intent of the executive committee is to facilitate the Company’s efficient operation with guidance and direction from the Board of Directors. The goal is to provide a mechanism that can assist in the Company’s operations, including but not limited to, monitoring the implementation of policies, strategies and programs. In addition, the executive committee’s mandate is to assist the Board with respect to the development, continuing assessment and execution of the Company’s strategic plan. The executive committee is comprised of at least three members of the Board of Directors. Vacancies on the committee are filled by majority vote of the Board of Directors at the next meeting of the

Board of Directors following the occurrence of the vacancy. The current members of the executive committee are Dr. Lorenzo Rossi di Montelera (Chair), Thomas A. Andruskevich, Gérald Berclaz, Elizabeth Eveillard and Niccolò Rossi di Montelera. For fiscal year 2012, the executive committee held six meetings. All of the members of the executive committee attended these meetings during such period, except for one member who attended 67% of the Committee meetings.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2012, Shirley A. Dawe (Chair), Guthrie J. Stewart and Elizabeth Eveillard, who replaced Ann Spector Lieff in September 2011, served as members of the Company’s compensation committee. None of the members of the compensation committee served as an officer or employee of the Company during fiscal year 2012 and there were no material transactions between the Company and any of the members of the compensation committee during fiscal year 2012.

During fiscal year 2012, none of the Company’s executive officers served as a member of the Board of Directors of any other entity that has one or more of its executive officers serving as a member of the Company’s compensation committee. During fiscal year 2012, none of the Company’s executive officers served as a member of the compensation committee, or any committee performing an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Company’s Board of Directors.

Indemnification of Directors and Officers and D&O Insurance

Under the Canada Business Corporations Act (the “CBCA”), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, a company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of an entity of which the company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the company or the entity, if:

•	that person acted honestly and in good faith with a view to the best interests of the company; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.

The Company’s by-laws provide for indemnification of directors and officers to the fullest extent authorized by the CBCA. The CBCA expressly provides for advance payment of an indemnified person’s costs, charges and expenses in respect of a proceeding provided that the individual is obligated to repay such advances if the individual has not fulfilled the conditions summarized above.

The Company maintains directors’ and officers’ liability insurance covering liability, including defense costs, of its directors and officers and other employees (as defined in the policy), arising out of a wrongful act committed while performing their duties in such capacity, provided they acted honestly and in good faith with a view to the best interests of the Company. The current primary limit of insurance is $15 million for each loss and $15 million for each policy period and the current excess limit is $5 million for each policy period. Annual premiums of $100,000 and $15,000 were paid by the Company for the primary limit and excess limit respectively in its last completed financial year with respect to the period from April 1, 2012 to April 1, 2013. Claims payable to the Company are subject to a retention, for the primary limit, of $100,000 per occurrence applicable to indemnifiable loss only.

Executive Officers

In fiscal year 2012, the Company had ten executive officers, of which 3 were executive officers for part of the year, and the aggregate compensation paid by the Company and its subsidiaries (including Mayors) to them in such year was approximately $3,475,000 (annual salary) which continued to reflect a 10% decrease in annual salary (from the 2009 level) in accordance with the Company’s salary reduction program for the first four months of fiscal 2012. In February 2011, the Company decided to phase out its salary reduction program and, as of August 2011, general salary levels reflected the level in effect prior to the 10% decrease.

Set out below are the biographies of the Company’s current eight executive officers:

Jean-Christophe Bédos, age 48, was our Chief Operating Officer from January 2012 to March 2012 and became our President and Chief Executive Officer on April 1, 2012. He has over 24 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to September 2011. Prior to that, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President and Chief Executive Officer of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988.

Deborah Nicodemus, age 58, is the Company’s Executive Vice President & Chief Merchandising and Marketing Officer effective May 2, 2011. Prior to joining the Company, Ms. Nicodemus held the position of President, Merchandise Planning and Marketing at Berrnico, LLC and from 2004 to 2007, she was the Executive Vice President, Merchandise Planning, Procurement and Marketing of Whitehall Jewellers, Inc. From 2002 to 2004, she held the position of Vice President, Merchandising and Planning at The Donna Karan Company (a LVMH company) and from 1992 to 2001, she was with DFS Group Ltd. (a LVMH company), most recently as Vice President, Merchandise Planning, Procurement and Allocation.

Michael Rabinovitch, age 42, is the Company’s Senior Vice President & Chief Financial Officer and has been with the Company since August 1, 2005. Prior to joining the Company, Mr. Rabinovitch had been Vice President of Finance of Claire’s Stores, Inc. since 1999. Before joining Claire’s Stores, Inc., Mr. Rabinovitch was Vice President of Accounting & Corporate Controller at an equipment leasing company. Mr. Rabinovitch spent five years with Price Waterhouse LLP, most recently as Senior Auditor. Mr. Rabinovitch is a licensed CPA and a member of the American Institute of Certified Public Accountants.

Aida Alvarez, age 49, is the Company’s Senior Vice President, Merchandising, and held the position of Vice President, Merchandising at Mayors since February 2001. From August 1989 to February 2001, Ms. Alvarez served as General Merchandise Manager, Divisional Merchandise Manager and Head Watch Buyer for Mayors. Prior to joining Mayors in August 1989, Ms. Alvarez worked for Zale Corporation as a group store manager from 1987 to 1989.

John C. Orrico, age 55, is the Company’s Senior Vice President & Chief Supply Chain Officer and has been with the Company since September 2003. Mr. Orrico is responsible for Manufacturing, Quality Assurance, Diamond Procurement and Distribution, as well as the Company’s Corporate Sales and Gold Exchange. Mr. Orrico also oversees the Company’s Corporate Social Responsibility initiatives. Before joining the Company, Mr. Orrico was Group Vice President, Merchandising Supply Chain Operations at Tiffany & Co. Mr. Orrico spent 14 years at Tiffany & Co. where he developed its product development, product sourcing, manufacturing and supply chain strategies and oversaw its operations.

Albert J. Rahm, II, age 58, has been the Company’s Senior Vice President, Retail Store Operations since April 2007. Prior to joining the Company, Mr. Rahm was the President of C.D. Peacock, a jewelry retailer in Chicago from March 2006 until April 2007 and prior to that he was Vice President Retail Store Operations for Mayors since 1991 and for Birks since 2005 until March 2006. Prior to joining Mayors in 1991, Mr. Rahm owned and operated three retail jewelry stores for a fourteen-year period in Shreveport, Louisiana.

Hélène Messier, age 52, has been the Company’s Senior Vice President, Human Resources since November 2007 and prior to that was the Company’s Vice President, Human Resources since November 2000 when she joined Birks. Prior to joining Birks, she was Assistant General Manager of the Fédération des Producteurs de Lait du Québec (Québec’s Federation of Milk Producers), from November 1997 to November 2000. From 1982 to 1997, she held various management positions both in operations and human resources with Bell Canada.

Miranda Melfi, age 48, has been the Company’s Group Vice President, Legal Affairs and Corporate Secretary since April 2006. Prior to joining the Company, Ms. Melfi was with Cascades Inc., a publicly-traded pulp and paper company for eight years and held the position of Vice President, Legal Affairs, Boxboard Group. From 1994 to 1998, Ms. Melfi was Vice President, Legal Affairs and Corporate Secretary at Stella-Jones Inc., a publicly-traded wood products company, and from 1991 to 1994, practiced corporate, commercial and securities law with Fasken Martineau DuMoulin LLP.

Agreements with Respect to Termination of Employment or a Change of Control

The Company has employment agreements with its executive officers, certain of which contain provisions that would apply in the event of a termination of employment (whether as a result of resignation, retirement, a change of control, etc.) or a change in responsibilities following a change of control.

Thomas A. Andruskevich

Thomas A. Andruskevich was employed by the Company, as well as by its subsidiary Mayors. Mr. Andruskevich resigned from the Company effective March 31, 2012. Mr. Andruskevich had two employment agreements, one of which was with the Company and the other was with Mayors. On April 21, 2011, the Company and Mayors, respectively, each entered into an addendum to his employment agreements extending the employment agreements indefinitely on the same terms and conditions until either party provided a ninety-day prior written notice to the other to terminate the employment agreement. The termination date could not be prior to March 31, 2012, and, as such, the notice of termination could not be given prior to December 31, 2011. In accordance with his employment agreements, as described below, should Mr. Andruskevich be unable to find another suitable employment, the Company has to pay Mr. Andruskevich his salary and benefits for a period of up to twelve months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by twelve, all benefits, plus a lump sum cash payment of $39,000 for disability and life insurance. The Company has also allowed him to purchase the company-owned vehicles that he was using during his employment at fair market value.

Pursuant to his employment agreement with Birks, the Company could terminate Mr. Andruskevich’s employment with just and sufficient cause for such termination. If the Company desired to terminate the agreement, the Company had to provide Mr. Andruskevich with ninety-days notice, provided, however that such notice of termination could not provide for a termination date prior to March 31, 2012. If the Company wished to terminate the agreement and Mr. Andruskevich was unable to find suitable employment for a period of up to twelve months from the date of termination, the Company had to compensate Mr. Andruskevich and entitle him to benefits through the date of termination and for a period of up to twelve months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance. If the Company terminated the agreement without cause or Mr. Andruskevich resigned for good reason, Mr. Andruskevich was entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, performance bonus earned in connection with each year ending prior to the date of such termination, benefits, as well as a pro rata portion of the average annual bonus for the three prior fiscal years, plus a lump sum cash payment, if not already paid by Mayors, of $39,000 for disability and life insurance. Additionally, the Company would pay Mr. Andruskevich his base salary and pro rata annual bonus for the greater of one (1) year or the unexpired portion of the term in a lump sum and be entitled to benefits and the Company would continue to pay his base salary and the said average annual bonus on a monthly basis for an additional period of up to twelve months should Mr. Andruskevich be unable to find another suitable employment position. In the event Mr. Andruskevich’s employment terminated as a result of his death, for cause, as a result of disability or due to his resignation without good reasons, he would receive his base salary through the date of termination or resignation, as well as a pro rata amount for any cash bonus payable to him. The agreement prohibits Mr. Andruskevich from competing with the Company in its business for or on behalf of any entity whose operations are located primarily in Canada in the States of Florida or Georgia or any state or foreign country in which Birks receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the twelve month period immediately following the date of his departure. During, the non-compete period, Mr. Andruskevich also agrees not to solicit any of the Company’s senior executives.

Pursuant to his employment agreement with Mayors, if Mayors wished to terminate the agreement, it had to provide Mr. Andruskevich with a ninety-days notice, provided, however that such notice of termination could not provide for a termination date prior to March 31, 2012. If Mayors wished to terminate the agreement and Mr. Andruskevich was unable to find suitable employment for a period of up to twelve months from the date of termination, Mayors had to compensate Mr. Andruskevich and entitle him to benefits through the date of termination and for a period of up to twelve months by continuing to pay him a base salary, a monthly bonus calculated by taking the average bonus for the three prior fiscal years and dividing by 12, all benefits, plus a lump sum cash payment of $39,000 for disability and life insurance.

If Mayors terminated the agreement without cause or Mr. Andruskevich resigned for good reasons, Mr. Andruskevich was entitled to the base salary which shall have accrued to the date of such termination, any accrued but unpaid vacation pay, performance bonus earned in connection with each year ending prior to the date of such termination, benefits as well as a pro rata portion of the average annual bonus for the three prior fiscal years, plus a lump sum cash payment of $39,000 for disability and life insurance. Additionally, Mayors had to pay Mr. Andruskevich his base salary and a pro rata annual bonus for the greater of one (1) year or the unexpired portion of the term in a lump sum and be entitled to benefits and the Company would continue to pay his base salary and the said average annual bonus payable on a monthly basis for an additional period of up to twelve months should Mr. Andruskevich be unable to find another suitable employment position. If Mr. Andruskevich’s employment was terminated without cause or if he resigns for good reason within the two year period following a change of control, Mr. Andruskevich would receive his annual base salary, annual bonus and financial planning, health, and dental benefits for the greater of two years or the unexpired portion of the term plus one year, and Mr. Andruskevich would also be entitled to certain bonus compensation and a lump sum cash payment of $39,000 for disability and life insurance as well as a gross-up amount that on an after-tax basis equals the excise tax that would be imposed on the foregoing amounts. If Mr. Andruskevich’s employment terminated as a result of his death, for cause, as a result of disability or due to his resignation without good reasons, he would receive his base salary though the date of termination or resignation, as well as a pro rata amount for any cash bonus payable to him.

The agreement prohibits Mr. Andruskevich from competing with Mayors in certain markets for or on behalf of any entity whose operations are located primarily in Canada, in the State of Florida or Georgia or any state or foreign country in which Mayors receives at least 10% of its revenues at such time (i) during his employment, (ii) during the period immediately following a termination of employment up to a maximum period of twelve months during which or in respect to which Mr. Andruskevich continues to receive payments or has received a lump sum payment or (iii) in the event of Mr. Andruskevich’s voluntary departure, during the twelve month period immediately following the date of his departure, and to solicit Mayor’s senior executives.

Jean-Christophe Bédos

On January 4, 2012, we entered into an employment agreement with Jean-Christophe Bédos, who succeeded Mr. Andruskevich as the President & Chief Executive Officer effective April 1, 2012, and prior to that was our Chief Operating Officer. The Agreement provides that if Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the agreement, Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to twelve months of salary in lieu of further salary or severance payments, (iii) certain health benefits for up to twelve months, and (iv) his bonus through the date of termination. Mr. Bédos is prohibited from competing with us during his employment and for a period of twelve-months thereafter.

Deborah Nicodemus

Birks & Mayors entered into an employment agreement with Deborah Nicodemus, effective May 2, 2011. The agreement allows Birks & Mayors to terminate Ms. Nicodemus with or without cause. Ms. Nicodemus may terminate the agreement by giving Birks & Mayors at least ninety days written notice. If Birks & Mayors exercises its right to terminate Ms. Nicodemus’ employment without cause or if she resigns for good reason, she will be paid her salary and receive health and dental benefits through her termination date and for an additional six-month period, and will receive the pro rata share of the bonus to which she would have been entitled for the fiscal year. The agreement prohibits Ms. Nicodemus from competing with Birks & Mayors for a period of six months after the termination of the agreement.

Michael Rabinovitch

Mayors entered into an employment agreement with Michael Rabinovitch, effective August 1, 2005. Mayors may terminate the agreement at any time with or without cause. Mr. Rabinovitch may terminate the agreement by giving Mayors at least ninety days written notice. If Mayors exercises its right to terminate Mr. Rabinovitch’s employment without cause, he will be paid his salary and receive health and dental benefits through his termination date and for an additional six-month period, and will receive the pro rata share of the bonus to which he would have been entitled for the fiscal year. The agreement prohibits Mr. Rabinovitch from competing with Mayors for a period of six months after the termination of the agreement. On February 25, 2011, the Company granted Mr. Rabinovitch a retention bonus in the amount of $250,000, less any amount of incentive bonuses paid from April 1, 2011 to June 30, 2013, payable on June 30, 2013 following two full years of service, provided that Mr. Rabinovitch is continuously employed through March 31, 2013. If Mr. Rabinovitch’s employment is terminated for any reason other than for cause, death, disability or voluntary resignation, or if the primary place of business of Mr. Rabinovitch is located outside of South Florida or Montreal prior to the payment of the retention bonus, the full retention bonus will be paid.

Aida Alvarez

Mayors entered into an employment agreement with Aida Alvarez, effective May 10, 2001, and amended as of July 19, 2002. The agreement allows Mayors to terminate Ms. Alvarez with or without cause. If Ms. Alvarez’s employment is terminated without cause, if she resigns for good reason, or if Mayors fails to renew her employment agreement, she will receive her annual base salary, health and dental benefits, and automobile allowance for one year following the date of her resignation or termination. Ms. Alvarez is also entitled to reimbursement from Mayors for reasonable expenses incurred while seeking employment with another employer for one year following her termination or resignation, accelerated vesting of certain stock options, a pro rata amount of any bonus compensation payable to her for that year, and a lump sum cash payment of $10,000 for disability and life insurance. The agreement prohibits Ms. Alvarez from competing with Mayors for a period of one year after the termination of the agreement. If Ms. Alvarez’s employment is terminated within the two year period following a change of control, Ms. Alvarez will receive a severance payment equal to two times her annual base salary, health and dental benefits and automobile allowance for a period of two years. Ms. Alvarez will also be entitled to certain bonus compensation and a lump sum cash payment of $10,000 for disability and life insurance.

John C. Orrico

Mayors entered into an employment agreement with John C. Orrico, effective September 11, 2003. The agreement allows Mayors to terminate Mr. Orrico with or without cause. In the event Mr. Orrico’s employment is terminated without cause, written notice of termination must be provided at least ninety days prior to the date of termination and Mr. Orrico shall receive three months of salary continuation and any group insurance benefits following the working notice period. In the event that Mr. Orrico resigns for any reason and without cause, written notice of resignation must be provided at least ninety days prior to the date of resignation. The agreement prohibits Mr. Orrico from competing with Mayors for a period of six months after the termination of the agreement.

Miranda Melfi

Birks & Mayors entered into an employment agreement with Miranda Melfi, effective April 3, 2006. The agreement allows Birks & Mayors to terminate Ms. Melfi with or without cause. Ms. Melfi may terminate the agreement by giving the Company at least thirty days written notice. If Birks & Mayors exercises its right to terminate Ms. Melfi without cause or if she resigns for good reason, she will be paid her salary through her termination date, will receive the pro rata share of the bonus to which she would have been entitled for that fiscal year, and will receive her salary and all other amounts to which she is entitled to under any compensation or benefit program for an additional period consisting of the greater of ninety days or such additional period that would be required in accordance with applicable law. The agreement prohibits Ms. Melfi from competing with Birks & Mayors for a period of time during which her salary is continued but for no more than six months from the termination date.

Summary Compensation Table

The following table sets forth all compensation paid by the Company (and, where applicable, aggregated with any amounts paid by any of the Company’s subsidiaries) to its Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers (the “named executive officers”) for fiscal year 2012*.

	Annual Compensation				Other Annual		Securities Underlying Options/SARs/ Warrants
Name and Principal Position	Salary		Bonus		Compensation		held at FY-End (#)
Thomas A. Andruskevich Former President and Chief Executive Officer. Vice Chairman and a Director	$1,220,638		$1,510,858		$138,843	(1)(2)	521,968	(3)
Jean-Christophe Bédos President and Chief Executive Officer and a Director	$175,000	(4)†	$141,250	(6) †	$16,130	(5)†	150,000	(8)
Deborah Nicodemus Executive Vice President, Chief Merchandising and Marketing Officer	$458,000	(13) †	$100,000	(7) †	$39,209	(5)†	25,000	(9)
Michael Rabinovitch Senior Vice President and Chief Financial Officer	$329,666		$60,806	(10)	$32,693	(5)	29,347	(11)
John Orrico Senior Vice President and Chief Supply Chain Officer	$290,000		$53,403		$32,760	(5)	9,347	(12)
Albert J. Rahm, II Senior Vice President Retail Store Operations	$270,118		$42,141		$33,079	(5)	—

*	Mr. Joseph A. Keifer is not included in the table above. He was our Executive Vice President and Chief Operating Officer and retired on May 6, 2011. Upon retirement, he received six months of compensation as well as financial planning, health and dental benefits, and an automobile allowance for a period of six months.
†	These amounts have been translated from Canadian to US dollars using an exchange rate of 1:1.

The Company has a policy in place whereby its directors and executive officers can buy merchandise at below retail price.

(1)	Includes amounts paid for life and disability insurance, financial services and retirement benefit contributions. Mr. Andruskevich also received non-taxable benefits including reimbursement for club memberships used for business purposes, long-term disability benefits, reimbursement for an annual medical checkup and a contribution for group medical, dental and vision insurance and other contributions.
(2)	Mr. Andruskevich resided in Florida but spent a significant amount of time working in Montreal, Canada in his capacity as President and Chief Executive Officer of each of the Company and Mayors. Instead of reimbursing Mr. Andruskevich for hotel accommodation and car rental service in Montreal, the Company provided Mr. Andruskevich with the non-exclusive use of an apartment and an automobile in Montreal. The apartment and automobile in Montreal were made available to and utilized by the Company’s other employees, customers and suppliers. The Company did not account for these expenses in Montreal as compensation and the Company has been advised that they are not taxable as benefits to Mr. Andruskevich. Accordingly, the value of these items is not included in the table above. However, the Company does account for the expenses related to the apartment and automobile in Florida as compensation and are taxable benefits to Mr. Andruskevich. Accordingly, the value of these items are included in the table above.

(3)	Consists of (A) options to purchase 373,369 Class A voting shares of the Company, (B) warrants to purchase 131,209 Class A voting shares, and (C) 17,390 SARs.
(4)	Consists of a salary for a period of three (3) months. Mr. Bédos was our Chief Operating Officer from January 4, 2012 to March 31, 2012 and has been our President and Chief Executive Officer since April 1, 2012. Mr. Bédos’ annual base salary is Cdn$700,000.
(5)	Includes amounts paid for a car allowance and retirement benefit contributions as well as group life and disability benefits. Ms. Nicodemus, Mr. Rabinovitch, Mr. Orrico and Mr. Rahm also receive non-taxable benefits including a contribution for medical, dental and vision insurance.
(6)	In accordance with Mr. Bédos’ employment agreement, Mr. Bédos is entitled to a guaranteed bonus of Cdn$282,500 for fiscal year 2013, of which Cdn$141,250 was paid in fiscal year 2012.
(7)	In accordance with Ms. Nicodemus’ employment agreement, for fiscal year 2012, she received a minimum guaranteed bonus of $100,000.
(8)	Consists of an option to purchase 150,000 Class A voting shares.
(9)	Consists of (A) options to purchase 25,000 Class A voting shares.
(10)	On February 25, 2011, the Company granted Mr. Rabinovitch, as described on page 14, a retention bonus in the amount of $250,000, less any amount of incentive bonuses paid from April 1, 2011 to June 30, 2013, payable on June 30, 2013 following two full years of service, provided that Mr. Rabinovitch is continuously employed through March 31, 2013.
(11)	Consists of (A) 4,347 SARs, and (B) an option to purchase 25,000 Class A voting shares of the Company.
(12)	Consists of options to purchase 9,347 Class A voting shares.
(13)	Consists of a salary for a period of eleven (11) months. Ms. Nicodemus’ annual base salary is Cdn$500,000.

Option/SAR Grants and Exercise of Options

There were no options, SARs or warrants granted to the Company’s named executive officers during fiscal year 2012, other than options to purchase an aggregate of 175,000 Class A voting shares, 150,000 of which were granted to Mr. Jean-Christophe Bédos and 25,000 of which were granted to Ms. Deborah Nicodemus, which options were granted at exercise prices of $1.04 and $1.26 per share respectively. The options are for a term of ten years each and vest over a three year period.

The following table sets forth details regarding the exercise of options by named executive officers during fiscal year 2012.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs/Warrants at FY-End (#) Exercisable/Unexercisable	Value of Unexercised Options/SARs/Warrants at FY-End ($) Exercisable/Unexercisable(1)
Thomas A. Andruskevich	—	—	521,968/0	$10,413/0
Jean-Christophe Bédos	—	—	0/150,000	0/0
Deborah Nicodemus	—	—	0/25,000	0/0
Michael Rabinovitch	—	—	12,680/16,667	$174/0
John Orrico	—	—	1,869/0	0/0
Albert J. Rahm, II	—	—	—	—

(1)	The value was calculated based on the market price on March 31, 2012.

Incentive Plans

Company’s Long-Term Incentive Plan

In 2006, the Board of Directors adopted the Company’s Long-Term Incentive Plan (the “LTIP”), and same was approved by the Company’s shareholders on September 8, 2006. Further to the LTIP, the Company’s directors and officers, as well as the Company’s employees and consultants (or the employees and consultants of any of the Company’s subsidiaries) may from time-to-time be granted various types of compensation awards. The LTIP provides for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, and non-statutory options, stock appreciation rights, restricted stock awards, restricted stock units and performance unit or share awards, as such terms are defined in the LTIP. A total of 900,000 of the Company’s Class A voting shares are reserved for issuance under the LTIP. In no event can the Company issue Class A voting shares or awards requiring the Company to issue Class A voting shares under the LTIP, if such issuance, when combined with the Class A voting shares issuable under any of the Company’s other equity incentive award plans and all other Class A voting shares issuable under the LTIP would exceed 1,304,025 Class A voting shares, unless the issuance of such shares or awards in excess of this limit is approved by the shareholders. However, this limit does not restrict the Company’s ability to issue awards under the LTIP that are payable other than in shares, including cash-settlement stock appreciation rights. As of June 30, 2012, the only awards outstanding under the LTIP were 40,320 cash-based stock appreciation rights granted to members of the Company’s Board of Directors and stock options to purchase 230,000 shares of the Company’s Class A voting shares granted to five members of the Company’s senior management team.

Company’s Employee Stock Purchase Plan

In 2006, the Board of Directors adopted the Company’s Employee Stock Purchase Plan (the “ESPP”), which was approved by the Company’s shareholders on September 8, 2006. Pursuant to the ESPP, eligible employees, which do not include the Company’s executives, may from time to time be given the opportunity to purchase Class A voting shares from the Company at 85% of their fair market value through regular payroll deductions. A total of 100,000 of the Company’s Class A voting shares are reserved for issuance under the ESPP. As of June 30, 2012, 99,995 Class A voting shares had been issued under the ESPP and no additional shares will be issued under this plan.

Birks’ Employee Stock Option Plan

Effective May 1, 1997, Birks adopted an Employee Stock Option Plan (the “Birks ESOP”) designed to attract and retain the services of selected employees or non-employee directors of Birks or its affiliates who are in a position to make a material contribution to the successful operation of its business. The Birks ESOP was amended as of June 20, 2000. Effective as of November 15, 2005, no further awards will be granted under the Birks ESOP. However, the Birks ESOP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2012, there were 8,174 Class A voting shares underlying options granted under the Birks ESOP following the Offer to Amend (as described below).

Mayors’ Long-Term Incentive Plan

During the fiscal year ended March 27, 2004, Mayors adopted a Long-Term Incentive Plan (the “Mayors LTIP”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of Mayors’ business. Effective as of November 15, 2005, no further awards will be granted under the Mayors LTIP. However, the Mayors LTIP will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2012, there were 21,737 Class A voting shares underlying options granted under the Mayors LTIP following the amendments to the options described in “Stock Option Amendments” below.

Mayors’ 1991 Stock Option Plan

Mayors also adopted a stock option plan in 1991, in order to make option awards to key employees and directors. Effective as of November 15, 2005, no further awards will be granted under this plan. However, this plan will remain in effect until the outstanding awards thereunder terminate or expire by their terms. As of June 30, 2012, there were 174,271 Class A voting shares underlying options granted under this plan following the Offer to Amend (as described below).

Stock Option Amendments

The Company entered into an Amendment to Employment Agreement with Mr. Thomas Andruskevich, the Company’s former Chief Executive Officer, dated March 16, 2010, to cancel the outstanding options to purchase 509,121 Class A voting shares referenced in his employment agreement dated April 16, 2008, including the anti-dilutive feature thereunder. In addition, the Company entered into an Amendment to Employment Agreement with Mr. Andruskevich dated March 16, 2010 (the “Amendment”), granting a new stock option providing Mr. Andruskevich the right to purchase 242,944 Class A voting shares at an exercise price equal to US$1.00. The Amendment also provides that in the event of a going-private transaction, the new option will remain outstanding and will be exercisable for a cash payment instead of Class A voting shares.

The Company also entered into an Amendment to the Stock Appreciation Rights Agreement with Mr. Andruskevich dated March 16, 2010 and an Amendment to the Stock Appreciation Rights Agreement with Mr. Michael Rabinovitch, the Company’s Chief Financial Officer, dated March 16, 2010, relating to the amendment of certain outstanding stock appreciation rights held by such individuals. The amended stock appreciation rights have the same terms as the existing stock appreciation rights except that there has been a reduction in the exercise price, a reduction in the number of Class A voting shares that are subject to the amended stock appreciation rights, a new ten-year term and certain new provisions relating to a change in control, a liquidation or dissolution and a going-private transaction of the Company.

On March 18, 2010, the Company filed with the SEC a Tender Offer Statement on Schedule TO which included therein an “Offer to Amend Certain Outstanding Options” (the “Offer to Amend”), the whole relating to an offer by the Company to its current employees and subsidiaries’ employees to amend certain of their outstanding options to purchase the Company’s Class A voting shares. Only options granted under the Henry Birks & Sons Inc. Employee Stock Option Plan effective as of May 1, 1997 and amended as of June 20, 2000 and Mayor’s Jewelers, Inc. 1991 Amended Stock Option Plan, with an exercise price per share greater than $4.00 (in the currency in which such option was granted) that remained outstanding as of the expiration of the offer, on April 16, 2010, were eligible to be amended in the offer. Pursuant to the Offer to Amend, the Company received, as of April 16, 2010, tendered eligible stock options covering 85,786 shares of its Class A voting shares and provided amended options to purchase up to 12,077 shares of the Company’s Class A voting shares, thereby reducing the number of shares issuable upon exercise of outstanding options by 73,709 shares. The amended stock options have exactly the same terms as the cancelled stock options, but they are exercisable for a lesser number of Class A voting shares, they have a new exercise price of US$1.05 per share, a new ten-year term, and different terms in the event of a change in control, going-private transaction, or a liquidation or dissolution of the Company, as described in the Offer to Amend.

Equity Incentive Plans

The following table provides information as of March 31, 2012 about Class A voting shares to be issued upon the exercise of options and rights under the Birks ESOP, the Mayors LTIP, the Mayors 1991 Stock Option Plan, the LTIP and the ESPP and through other agreements:

	(A)		(B)	(C)
Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation plans approved by shareholders	477,657		$3.37	900,000
Other equity compensation agreements	640,637	(1)(2)	$2.61	0

Total	1,118,294		$2.93	900,000

(1)	The Company has entered into separate agreements to issue stock options to certain directors and executive officers. The stock options were granted in 2004 and 2010 exercisable at a price of Cdn$7.73 and US$1.00 per share, respectively. These options expire over a period of ten years from the grant date, except in the case of the option granted to Mr. Andruskevich which expires on March 31, 2014.
(2)	Includes 382,693 warrants to purchase Class A voting shares, which warrants were originally issued by Mayors to Birks in connection with Birks’ acquisition of a controlling interest in Mayors in 2002 and were later granted by Birks to six current or former employees of Birks or its affiliates who were, or later became employees of or provided services to Mayors. Those individuals include Mr. Andruskevich (131,209 warrants), and others. The rights to receive these warrants were contingent upon fulfillment of certain time based employment vesting requirements at Birks. Such warrants have an exercise price of $3.34 per share.

Related Party Transactions

Diamond Supply Agreement

On August 15, 2002, Birks entered into a Diamond Inventory Supply Agreement with Prime Investments SA and a series of conditional sale agreements with companies affiliated with Prime Investments SA pursuant to which Prime Investments SA or a related party is entitled to supply Birks and its subsidiaries or affiliates with at least 45%, on an annualized cost basis, of such company’s aggregate loose diamond requirements, conditional upon the prices remaining competitive relative to market and needs in terms of quality, cut standards and specifications being satisfied. During fiscal year 2012, Birks purchased approximately $1.8 million of diamonds and finished goods from Prime Investments SA and related parties. As of June 30, 2012, Prime Investments SA beneficially owns 41.8% of the Company’s outstanding Class A voting shares.

Management Consulting Agreement

In June 2011, the Company entered into a management consulting services agreement with Montrovest. Under the agreement, the Company pays Montrovest an annual retainer fee of €140,000 (equivalent to approximately $187,000) in exchange for services related to the raising of capital for international expansion projects and such other services relating to merchandising and/or marketing of the Company’s products as the Company may request. The agreement will remain in effect until June 8, 2012 and will be extended automatically for successive terms of one year unless either party gives a 60 days notice of its intention not to renew. The yearly renewal of the agreement is subject to the review and approval of the Company’s Corporate Governance Committee and the Board. Mr. Berclaz, one of the Company’s directors, is the Chairman of the Supervisory Board of Directors of Montrovest and Mr. Carlo Coda-Nunziante, the Company’s Group Vice President, Strategy and Business Development was a Managing Director of Montrovest until June 30, 2012. In fiscal 2012, we paid approximately $158,000 under this agreement to Montrovest. In April 2012, the agreement was renewed for an additional one year period ending June 8, 2013. The Company’s Board of Directors approved the Company entering into the agreement and its renewal with Montrovest in accordance with the Company’s Code of Conduct relating to related party transactions.

Management Subordination Agreement

On December 17, 2008, the Company entered into a management subordination agreement with Montrovest and the Company’s senior lenders whereby the Company was permitted, subject to applicable law and approval of our corporate governance committee, to pay Montrovest a success fee in the event that the Company receives net cash proceeds from an equity issuance in an amount greater than $5.0 million in the aggregate due to efforts of Montrovest to facilitate such equity issuance. Such success fee was to be calculated as follows: (i) 7% of the net cash proceeds of such equity issuance in an amount greater than $5.0 million received by the Company would have been paid to Montrovest upon receipt of the proceeds by the Company, and (ii) in the event that the net cash proceeds from such equity issuance was an amount greater than $10.0 million, then, in addition to the 7% fee, Montrovest would have been entitled to a monthly management fee of $25,000 continuing through December 30, 2012, provided that such fees would not exceed in the aggregate $800,000 per year (collectively, the “Success Fee”). In June 2011, in conjunction with the amendment and extension of the Company's senior credit facilities and the Montrovest cash advance agreements, the management subordination agreement was amended and restated to eliminate the Success Fee and allow the Company to pay Montrovest the annual retainer fee under the management consulting services agreement described above.

Cash Advance Agreement

In February 2009 and May 2009, the Company received $2.0 million and $3.0 million, respectively, in the form of cash advances from Montrovest to finance its working capital needs and for general corporate purposes. The cash advances bore interest at an annual rate of 16%, net of any withholding taxes representing an effective interest rate of approximately 17.8%. If converted into convertible debentures or Class A voting shares, a fee of 7% of the outstanding principal amount of the cash advance would have been paid to Montrovest. In June 2011, the cash advance agreements were amended and restated reducing the annual interest rate to 11%, net of any withholding taxes, representing an effective interest rate of approximately 12.2%, and removing the requirement to pay a 7% fee to Montrovest upon conversion into convertible debentures or Class A voting shares. In addition, the amended and restated cash advance agreements provide for a one-time payment of an amendment fee of $75,000. These cash advances and any interest thereon are subordinated to the indebtedness of the Company’s existing senior credit facilities and secured term loans and are repayable upon demand by Montrovest subject to the conditions provided in the Company’s senior credit facilities.

Consulting Services Agreement

On June 30, 2009, the Company’s Board of Directors approved the Company entering into a consulting services agreement with Gestofi S.A. (“Gestofi”) in accordance with the Company’s Code of Conduct relating to related party transactions. Under the agreement, Gestofi undertook to assign Mr. Niccolò Rossi di Montelera as the employee of Gestofi responsible for providing the consulting services related to the development of the Company’s e-commerce, new product development, wholesale business and such other services reasonably requested by the Company’s Chief Executive Officer or Chairman (collectively, the “Consulting Services”). The Consulting Services are provided to the Company for a fee of approximately Cdn$13,700 per month less any applicable taxes plus out of pocket expenses. The initial one-year term of the agreement began on August 1, 2009 and was renewed in June 2011 and in April 2012 for an additional year each. The agreement may be renewed for additional one year terms. Mr. Niccolò Rossi di Montelera is a member of the Company’s Board of Directors and is the son of Dr. Rossi di Montelera, the Company’s Chairman and a director of Gestofi.

Leases with Ivanhoe Cambridge

In February 2010, Ms. Lorna Telfer, the wife of one of the Company’s former directors, Mr. Peter O’Brien, was appointed Senior Vice President, General Counsel and Secretary of Ivanhoe Cambridge, one of our landlords in Canada. The Company has approximately seven out of our 57 real estate leases with Ivanhoe Cambridge. From the date of Ms. Telfer’s appointment, no new leases or lease amendments or renewals have been entered into with Ivanhoe Cambridge. However, the Company is regularly making lease payments to Ivanhoe Cambridge in accordance with leases currently in place. Mr. O’Brien resigned from the Company’s Board of Directors on October 15, 2010.

Reimbursement Letter Agreement

In accordance with the Company’s Code of Conduct related to related party transactions, in April 2010 and April 2011, the Company’s Corporate Governance Committee and Board of Directors approved the reimbursement to Regaluxe Srl, of expenses, such as rent, communication, administrative support and analytical service costs, incurred in supporting the office of Dr. Lorenzo Rossi di Montelera, the Company's Chairman, for the work performed on behalf of the Company, up to a yearly maximum of $250,000. During fiscal 2012, the Company paid $238,000 to Regaluxe Srl under this agreement.

Distribution Agreement

In April 2011, our Corporate Governance Committee and Board of Directors approved the Company’s entering in a Wholesale and Distribution Agreement with Regaluxe Srl. Under the agreement, Regaluxe Srl is to provide services to the Company to support the distribution of the Company’s products in Italy through authorized dealers. The initial one-year term of the agreement began on June 1, 2011. Under this agreement, the Company pays Regaluxe Srl a net price for the Company’s products equivalent to the price, net of taxes, for the products paid by retailers to Regaluxe Srl less a discount factor of 3.5%. The agreement’s initial term was until May 30, 2012, and may be renewed by mutual agreement for additional one year terms. In February 2012, the agreement was renewed for an additional year. During fiscal 2012, the Company paid approximately $11,000 to Regaluxe Srl under this agreement.

Review, Approval or Ratification of Transactions with Related Parties

The Company has adopted a Code for Ethics for Senior Financial Officers that requires the Chief Executive Officer, Chief Financial Officer, Treasurer and Controller to disclose any actual, apparent or potential material conflict of interest to the Company’s audit committee and corporate governance committee, who will review the transaction or relationship. The Company’s Code of Conduct provides that any employee must disclose conflict of interest situations, including entering into relationships on behalf of the Company with any person with whom the employee has an intimate relationship, to management and obtain written approval in advance. The Board of Directors may waive in writing the application of the Code of Conduct to directors and executive officers under exceptional circumstances, provided that a request by a director or executive officer is made in writing to the Board of Directors in advance of any activities requiring waiver. No waiver of the application of the Code of Conduct is required with respect to a single related party transaction that has a value of $25,000 or less, and which when combined with all other related party transactions under $25,000 do not exceed in the aggregate $100,000 during the Company’s fiscal year, but each such transaction must be reported to the corporate governance committee of the Board of Directors in advance and the corporate governance committee retains the authority to disapprove of any such related party transaction.

PROPOSAL 2:

APPOINTMENT AND REMUNERATION OF

THE COMPANY’S AUDITORS

The firm of KPMG LLP (“KPMG”) has served as the Company’s independent auditors since January 25, 2000. KPMG has been recommended for re-appointment as the Company’s auditors by its audit committee and will be nominated for re-appointment as its auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by its Board of Directors. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Abstentions will be considered as shares present and entitled to vote on this matter and will be counted as votes cast at the Meeting but will not be counted as votes cast for or against this matter. Representatives of KPMG will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Independent Auditors. During fiscal year 2012 and fiscal year 2011, the Company retained its independent auditors, KPMG, to provide services in the following categories and amounts:

Audit Fees. The aggregate fees and expenses billed by KPMG for professional services rendered for the audit and interim review of the Company’s financial statements was approximately $405,000 in fiscal year 2012 and $420,000 fiscal year 2011.

Audit Related Fees. During fiscal year 2012, KPMG provided $50,000 of audit related services in connection with the proposed rights offering. During fiscal year 2011, KPMG did not provide audited related services.

Tax Fees. During fiscal year 2012 and fiscal year 2011, KPMG provided tax advisory services for a total amount of approximately $34,700 and $14,500, respectively.

All Other Fees. During fiscal year 2012, KPMG did not provide other services. During fiscal year 2011, KPMG provided other services for a total amount of $37,000, which primarily consisted of advisory services related to the review of manufacturing production.

Pre-Approval Policies and Procedures. The audit committee has established a pre-approval policy as described in Rule 2-01(c)(7)(i) of Regulation S-X. The audit committee approves in writing, in advance, any audit or non-audit services provided to the Company by the independent accountants that are not specifically disallowed by the Sarbanes-Oxley Act of 2002. None of the services described in the preceding three sections were approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C).

The Company’s Board of Directors recommends that all shareholders vote “FOR” the approval of the appointment of KPMG LLP as its independent auditors.

PROPOSAL 3:

RATIFICATION OF THE

MODIFICATIONS TO BY-LAW NO. ONE

On April 19, 2012, the Board of Directors of the Company approved an amendment to its by-laws to, among other things, add the title and description of the Vice Chairman position, revise the declaration of dividends section of the by-laws, and add a banking and borrowing arrangements section to the by-laws.

By-law No. One attached hereto as Schedule A indicates the changes approved by the Board of Directors.

Under the Canada Business Corporations Act, a corporation’s Board of Directors may amend its by-laws provided that any such amendment is ratified at the next shareholders’ meeting by the affirmative vote of a majority of the shareholders entitled to vote. Any amendment is effective when made by the Board of Directors but ceases to be effective if not ratified by the shareholders.

The Company’s Board of Directors recommends that all shareholders vote “FOR” the ratification of the modifications to By-law No. One.

Other Matters

Shareholder Proposals for the 2013 Annual Meeting

Shareholder proposals intended to be included in the Company’s 2013 Circular and presented at the Company’s 2013 Annual Meeting of Shareholders must be submitted to our principal executive office for inclusion in our proxy materials prior to May 15, 2013.

Additional Information

The Company files or furnishes with or to the SEC annual reports on Form 20-F, reports on Form 6-K and annual proxy circular and amendments to such filings. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For more information on the operation of the SEC’s Public Reference Room, you may call the SEC at 1-800-SEC-0330. The Company’s SEC filings are available to the public on the SEC’s website at http://www.sec.gov. These reports are also available free of charge from the Company’s website at http://www.birksandmayors.com as soon as reasonably practicable after the Company electronically files or furnishes such material with or to the SEC. The information on the Company’s website is not incorporated by reference into this Circular.

Except as otherwise set out under the heading “Related Party Transactions” commencing at page 20 of this Circular, the Company’s management is unaware of any material interest of any of its directors or officers, of any management nominee for election as a director or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to all of the Company’s shares, or any associate or affiliate of any such person, in any transaction since the beginning of its last completed fiscal year or in any proposed transactions that have materially affected or will materially affect the Company or any of its affiliates.

Approval of Directors

The contents and the sending of this Circular have been approved by the Company’s Board of Directors.

/s/ Miranda Melfi

Miranda Melfi

Group Vice President, Legal Affairs &

Corporate Secretary

Montreal, Québec – August 13, 2012

SCHEDULE A

TO THE MANAGEMENT PROXY CIRCULAR

OF BIRKS & MAYORS INC.

WITH RESPECT TO

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

ON SEPTEMBER 13, 2012

BIRKS & MAYORS INC.

BY-LAW NO. ONE

(Adopted on December 28, 1998 and Amended on April 19, 2012)

Duties of Officers may be Delegated	6
President	6
Vice-President	6
Secretary	6
Treasurer	7
Assistant Secretary and Assistant Treasurer	7

COMMITTEES	7
Appointment of Committees	7
Audit Committee	7
Nominating Committee	8
Corporate Governance Committee	8
Executive Committee	8
Compensation Committee	8

DISCLOSURE OF INTEREST	8

INDEMNIFICATION AND PROTECTION OF DIRECTORS, OFFICERS AND OTHERS	9
Liability	9
Indemnification	10
Insurance	10

MEETINGS OF SHAREHOLDERS	10
Annual Meeting	10
Special Meetings	11
Place of Meetings	11
Notice	11
Omission of Notice	11
Record Date	11
Participation by Communication Facilities	12
Votes	12
Proxies	13
Adjournment	14
Quorum	14

SECURITIES	15
Certificates	15
Registrar and Transfer Agent	15
Surrender of Share Certificates	15
Defaced, Destroyed, Stolen or Lost Certificates	15

DIVIDENDS	15
Declaration of Dividends	15
Payments of Dividends and Other Distributions	16
Non-Receipt of Payment	16
Unclaimed Dividends	16

NOTICES	16
Method of Giving Notices	16
Shares registered in more than one (1) name	16
Persons becoming entitled by operation of law	17
Deceased Shareholder	17
Signatures to Notices	17
Computation of Time	17
Proof of Service	17

CHEQUES, DRAFTS, NOTES, ETC.	17

CUSTODY OF SECURITIES	18

EXECUTION OF CONTRACTS, ETC.	18

DECLARATIONS	19

FISCAL YEAR	19

BANKING AND BORROWING ARRANGEMENTS	19
Banking Arrangements	19
Borrowing and Security	19

BY-LAW NO. ONE

being a by-law relating generally to the transaction of the business and affairs of BIRKS & MAYORS INC. (the “Corporation”).

DEFINITIONS

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)	“Act” means the Canada Business Corporations Act, R.S.C., 1985, chapter C-44, any statute that may be substituted therefore and any regulations thereunder, as from time to time amended; and any reference to a section of the Act is a reference to a section of the Act as such section is presently numbered or as it may be renumbered from time to time;

(b)	“articles” means the articles of the Corporation, as from time to time amended or restated;

(c)	“by-law” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(d)	words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of individuals;

(e)	the headings used in this by-law are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions; and

(f)	all terms contained in this by-law and which are defined in the Act shall have the meanings given to such terms in the Act.

REGISTERED OFFICE

2. The Corporation may from time to time (i) by resolution of the board of directors, change the place and/or address of the registered office of the Corporation within the province specified in its articles and (ii) by articles of amendment, change the province in which its registered office is situated to another province of Canada.

CORPORATE SEAL

3. The Corporation may have one or more corporate seals which shall be such as the board of directors may by resolution from time to time adopt and change.

DIRECTORS

4. Number

There shall be a board of directors consisting of such fixed number, or minimum and maximum number of directors as may be set out in the articles. If any of the issued securities of the Corporation are or were part of a distribution to the public, remain outstanding and are held by more than one person, the Corporation shall not have fewer than three (3) directors, at least two (2) of whom are not officers or employees of the Corporation or its affiliates.

5. Vacancies

If a fixed number of directors is set out in the articles and if such fixed number is higher than the number of directors in office at the time of the amendment to the articles, or if such fixed number is thereafter increased, the resulting vacancies shall be filled at a meeting of shareholders duly called for that purpose. Notwithstanding the provisions of this by-law and subject to the provisions of the Act, if a vacancy should otherwise occur in the board, the remaining directors, if constituting a quorum, may appoint a qualified person to fill the vacancy for the remainder of the term, except a vacancy resulting from the fixing, in the articles, of a number of directors that is higher than the number of directors in office at the time of the amendment to the articles, from a subsequent increase of such fixed number or from a failure of the shareholders to elect the number or minimum number of directors specified in the articles. In the absence of a quorum or if the vacancy has arisen from a failure by the shareholders to elect the number or minimum number of directors specified in the articles, the remaining directors shall forthwith call a meeting of shareholders to fill the vacancy pursuant to subsection 111(2) of the Act. If the directors fail to call such a meeting or if there are no directors then in office, any shareholder may call the meeting. Where a vacancy or vacancies exist in the board, the remaining directors may exercise all of the powers of the board so long as a quorum remains in office.

6. Vacation of Office

The office of a director shall ipso facto be vacated if:

(a)	he dies;

(b)	by notice in writing to the Corporation, he resigns his office and such resignation, if not effective immediately, becomes effective in accordance with its terms;

(c)	he is removed from office in accordance with section 109 of the Act; or

(d)	he ceases to be qualified to be a director.

7. Election

Directors shall be elected by the shareholders by ordinary resolution in a general meeting unless the articles of the Corporation confer upon the directors the right to appoint additional directors in which case, the dispositions of the Act apply. A vote by ballot shall not be necessary for the election of the directors unless it is required by someone present and entitled to vote at the meeting.

A retiring director shall retain office until the adjournment or termination of the meeting at which his successor is elected, unless such meeting was called for the purpose of removing him from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.

8. Consent to be Elected or Appointed Director

An individual who is elected or appointed to hold office as a director is not a director and is deemed not to have been elected or appointed to hold office as a director unless:

(a)	the said individual was present at the meeting when the election or appointment took place and he did not refuse to hold office as a director; or

(b)	the said individual was not present at the meeting when the election or appointment took place and the said individual consented to hold office as a director in writing before the election or appointment or within ten (10) days after it, or the said individual has acted as a director pursuant to the election or appointment.

MEETINGS OF DIRECTORS

9. Place and Calling of Meetings

Subject to the articles, meetings of directors may be held at any place within or outside Canada as the directors may from time to time determine or the person convening the meeting may give notice. A meeting of the board of directors may be convened by the chairman of the board, if any, the vice chairman of the board, if any, the president, if any, or any director at any time. The secretary, if any, shall, upon direction of any of the foregoing, convene a meeting of the board of directors.

10. Notice

Notice of the time and place for the holding of any such meeting shall be delivered, mailed, faxed or emailed to each director at his latest address as shown on the records of the Corporation no less than two (2) days or twelve (12) days if mailed (exclusive of the day on which the notice is sent, but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the board of directors may be held at any time without notice, if all the directors have waived notice.

For the first meeting of the board of directors, to be held immediately following the election of directors at any annual or special meeting of the shareholders, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

A notice of a meeting of directors shall specify any matter referred to in subsection 115(3) of the Act that is to be dealt with at the meeting but otherwise need not specify the purpose of or the business to be transacted at the meeting.

The board of directors may establish regular meetings of the board of directors. Any resolution establishing such meetings will specify the dates, times and places of the regular meetings and will be sent to each director, but no other notice shall be required for any such regular meetings.

11. Waiver of Notice

Notice of any meeting of the board of directors or any irregularity in any meeting or in the notice thereof may be waived by any director, and such waiver may be validly given either before or after the meeting to which such waiver relates. The attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12. Omission of Notice

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of directors.

~~12.~~13. Participation by Communication Facilities

A director may, if all the directors of the Corporation consent thereto (either before, during or after the meeting), participate in a meeting of the board of directors or of any committee thereof, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other, and a director participating in such manner is deemed to be present at that meeting. A consent may be given with respect to all meetings of the board and/or of the committees of the board, if any.

~~13.~~14. Adjournment

Any meeting of the board of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place and no notice of the time and place for the continuance of the adjourned meeting need be given to any director in such a case. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the meeting. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

~~14.~~15. Quorum and Voting

Subject to the articles, a majority of the number of directors in office shall constitute a quorum for the transaction of business. Subject to subsection 117(1) of the Act, no business shall be transacted by the directors, except at a meeting of directors at which a quorum of the board is present. The directors shall not transact business at a meeting unless the number of Canadian directors required by the law are present, except where:

(a)	a resident Canadian director who is unable to be present approves in writing, or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

(b)	the required number of resident Canadian directors would have been present had that director been present at the meeting.

Questions arising at any meeting of the board of directors shall be decided by a majority of votes cast. In case of an equality of votes, the chairman of the meeting, in addition to his original vote, shall not have a second or casting vote.

~~15.~~16.	Resolution in lieu of Meeting

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, if any, is as valid as if it had been passed at a meeting of directors or committee of directors, if any.

A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors, if any.

REMUNERATION OF DIRECTORS

17. Subject to the articles, the remuneration to be paid to the directors shall be such as the board of directors shall from time to time determine and such remuneration shall not be in addition to the salary paid to any officer of the Corporation who is also a member of the board of directors. The directors may also by resolution award special remuneration to any director undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director by the Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors concerned shall not vote on such resolutions. The directors shall be entitled to be paid their traveling and other expenses properly incurred by them in connection with the affairs of the Corporation.

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

18. The board of directors, in its discretion, may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or the by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

CHAIRMAN OF THE BOARD

19. The chairman of the board, if any, shall, if present, preside at all meetings of the board of directors and of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the board of directors.

VICE CHAIRMAN OF THE BOARD

20. The vice chairman of the board, if any, shall, if present, in the absence or inability of the chairman of the board, preside at all meetings of the board of directors and of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the board of directors.

OFFICERS

21. Appointment of Officers

Subject to the articles, the board of directors, annually or as often as may be required, may appoint among themselves a chairman of the board and may appoint a president and a secretary and, if deemed advisable, may appoint a vice chairman of the board, one (1) or more vice-presidents (to which title may be added words indicating seniority or function), a treasurer and one (1) or more assistant secretaries and/or one (1) or more assistant treasurers. None of such officers, except the chairman of the board and the vice chairman of the board, need be a director of the Corporation. The board of directors may from time to time designate such other offices and appoint such other officers, employees and agents as it shall deem necessary, who shall have such authority and shall perform such functions and duties, as may from time to time be prescribed by resolution of the board of directors. Any two (2) or more offices may be held by the same person. In case and whenever the same person holds the offices of secretary and treasurer he may, but need not, be known as the secretary-treasurer.

22. Remuneration and Removal of Officers

Subject to the articles, the remuneration of all officers, employees and agents elected or appointed by the board of directors may be determined from time to time by resolution of the board of directors. The fact that any officer, employee or agent is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined. The board of directors may, by resolution, remove any officer, employee or agent at any time, with or without cause, subject to his rights under any employment contract in force between the Corporation and such individual.

23. Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the board of directors or the President, as applicable, may deem sufficient, the board of directors or the President, as applicable, may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

24. President

The president, if any, shall be the chief executive officer of the Corporation and shall exercise general supervision over the business and affairs of the Corporation. In the absence or inability of the chairman of the board, if any, and the vice chairman of the board, if any, the president shall, when present, preside at all meetings of the board of directors and shareholders; he shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the board of directors or as are incident to his office.

25. Vice-President

The vice-president or, if more than one (1), the vice-presidents, in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the president, provided, however, that a vice-president, who is not a director, shall not preside as chairman at any meeting of shareholders. The vice-president or, if more than one (1), the vice-presidents, in order of seniority, shall sign such contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or them by resolution of the board of directors or, to the extent permitted by the Act, by the president of the Corporation.

26. Secretary

The secretary, if any, shall give or cause to be given notices for all meetings of the board of directors, of committees thereof, if any, and of shareholders when directed to do so and shall have charge, subject to the provisions of this by-law, of the records referred to in section 20 of the Act (except the accounting records) and of the corporate seal or seals, if any, except when some other officer or agent has been appointed for that purpose. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the board of directors or as are incident to his office.

27. Treasurer

Subject to the provisions of any resolution of the board of directors, the treasurer, if any, shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the board of directors may, by resolution, direct. He shall prepare, maintain and keep or cause to be kept adequate books of accounts and accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the board of directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the board of directors, in their absolute discretion, may require, and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

28. Assistant Secretary and Assistant Treasurer

The assistant secretary or, if more than one (1), the assistant secretaries, in order of seniority, and the assistant treasurer or, if more than one (1), the assistant treasurers, in order of seniority, shall respectively perform all the duties of the secretary and treasurer, respectively, in the absence or inability to act of the secretary or treasurer, as the case may be. The assistant secretary or assistant secretaries, if more than one (1), and the assistant treasurer or assistant treasurers, if more than one (1), shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and duties as may from time to time be assigned to them by resolution of the board of directors.

COMMITTEES

29. Appointment of Committees

The board of directors may from time to time appoint from their number one (1) or more committees consisting of one (1) or more individuals and delegate to such committee or committees any of the powers of the directors, except as provided in subsection 115(3) of the Act. Unless otherwise ordered by the board, a committee of directors shall have power to fix its quorum and to regulate its proceedings. Meetings of any such committee may be held at any place in or outside of Canada.

30. Audit Committee

The Corporation shall have an Audit Committee composed of not fewer than three (3) directors. If any of the issued securities of the Corporation are or were part of a distribution to the public, remain outstanding and are held by more than one (1) person, each of the directors composing the Audit Committee must be independent and none of them must be an employee of the Corporation or any of its affiliates. The members of the Audit Committee shall be appointed annually by the board of directors from its number. The Audit Committee shall be responsible for reviewing the scope and results of the annual audit of the Corporation's consolidated financial statements conducted by the Corporation's independent auditors, the scope of other services provided by the Corporation's independent auditors, the proposed changes in the Corporation's policies and procedures with respect to its internal accounting, auditing, auditing and financial controls and shall have such other powers and duties as may be provided in the Act or specified by the board of directors.

31. Nominating Committee

The board of directors may appoint a Nominating Committee composed of not fewer than three (3) directors. If any of the issued securities of the Corporation are or were part of a distribution to the public, remain outstanding and are held by more than one (1) person, each of the directors composing the Nominating Committee must be independent and none of them must be an employee of the Corporation or any of its affiliates. The Nominating Committee shall be responsible for nominating potential nominees to the board of directors. The members of the Nominating Committee shall be appointed annually by the board of directors from its number. The Nominating Committee shall have the powers and duties as may be specified by the board of directors.

32. Corporate Governance Committee

The board of directors shall have a Corporate Governance Committee composed of not fewer than three (3) directors. If any of the issued securities of the Corporation are or were part of a distribution to the public, remain outstanding and are held by more than one (1) person, each of the directors composing the Corporate Governance Committee must be independent and none of them must be an employee of the Corporation or any of its affiliates. The Corporate Governance Committee shall be responsible for overseeing all aspects of the Corporation's corporate governance policies. The members of the Corporate Governance Committee shall be appointed annually by the board of directors from its number. The Corporate Governance Committee shall have such other powers and duties that may be specified by the board of directors. No agreement or arrangement between the Corporation and any affiliate of the Corporation shall be entered into by the Corporation without the approval of the Corporate Governance Committee; provided, however, that the foregoing prohibition shall not apply to any agreement or arrangement that does not exceed any applicable threshold which may be established by the Corporate Governance Committee from time to time.

33. Executive Committee

The board of directors may appoint an Executive Committee composed of at least three (3) members of the board of directors and responsible for facilitating the efficient operation of the Corporation. The members of the Executive Committee shall be appointed annually by the board of directors from its number. The Executive Committee shall have the powers and duties as may be specified by the board of directors.

34. Compensation Committee

The board of directors shall appoint a Compensation Committee composed of not fewer than three (3) directors. If any of the issued securities of the Corporation are or were part of a distribution to the public, remain outstanding and are held by more than one (1) person, each of the directors composing the Compensation Committee must be independent and none of them must be an employee of the Corporation or any of its affiliates. The Compensation Committee shall be responsible for recommending to the board of directors executive compensation, including base salaries, bonuses and long-term incentive awards for the executive officers of the Corporation. The members of the Compensation Committee shall be appointed annually by the board of directors from its number. The Compensation Committee shall have the powers and duties as may be specified by the board of directors.

DISCLOSURE OF INTEREST

35. A director or officer of the Corporation shall disclose to the Corporation, in writing, or by requesting to have it entered in the minutes of meetings of directors or of meetings of committees of directors, if any, the nature and extent of any interest that he has in a material contract or material transaction, whether made or proposed, with the Corporation: if the director or officer is a party to the contract or the transaction; if he is a director or officer, or an individual acting in a similar capacity of a party to the contract or transaction; or if he has a material interest in a party to the contract or transaction.

In the case of a contract or transaction or a proposed contract or transaction involving a director, the disclosure shall be made at the meeting of directors at which the question of entering into the contract or transaction is first considered. If the director was not at the time of the meeting referred to previously interested in the proposed contract or transaction, the disclosure shall be at the first meeting of the directors held after he becomes so interested. If the director becomes interested in a contract or transaction after it is made, the disclosure shall be made at the first meeting of directors held after the director becomes so interested. If an individual who is interested in a contract or transaction later becomes a director, the disclosure shall be made at the first meeting after he becomes a director.

If a material contract or material transaction, whether entered into or proposed, is one that, in the ordinary course of the Corporation's business, would not require approval by the directors or shareholders, a director or officer shall disclose, in writing to the Corporation or request to have it entered in the minutes of meetings of directors or of meetings of committees of directors, if any, the nature and extent of his interest immediately after he becomes aware of the contract or transaction.

In the case of a contract or transaction or proposed contract or transaction involving an officer who is not a director, the disclosure shall be made immediately after he becomes aware that the contract, transaction or proposed contract or proposed transaction is to be considered or has been considered at a meeting. If the officer becomes interested after a contract or transaction is made, the disclosure shall be made immediately after he becomes so interested. If an individual who is interested in a contract or transaction later becomes an officer, the disclosure shall be made immediately after he becomes an officer.

A general notice to the directors declaring that a director or an officer is to be regarded as interested, for any of the following reasons, in a contract or transaction made with a party, is a sufficient declaration of interest in relation to the contract or transaction:

(a)	the director or officer is a director or officer or acting in a similar capacity, of a party to the contract or transaction, or of a party who has a material interest in a party to the contract or transaction;

(b)	the director or officer has a material interest in the party; or

(c)	there has been a material change in the nature of the director's or the officer's interest in the party.

A director required to make a disclosure of interest shall not vote on any resolution to approve the contract or transaction unless the contract or transaction:

(a)	relates primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate; or

(b)	is for indemnity or insurance under section 124 of the Act.

INDEMNIFICATION AND PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

36. Liability

No director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee of the Corporation, or for joining any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortuous acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune which shall happen in the execution of the duties of his office or in relation thereto, provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

37. Indemnification

Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if:

(a)	he acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director ~~of~~or officer or in a similar capacity at the Corporation's request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

The Corporation shall advance the necessary moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to previously. The individual shall repay the moneys if the individual does not fulfill the previously named conditions.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

38. Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of an individual referred to in section ~~35~~37 against any liability incurred by the individual in his capacity as a director or officer of the Corporation or in the individual's capacity as a director or officer, or similar capacity, of another entity (as such term is defined in the Act), if the individual acts or acted in that capacity at the Corporation’s request.

MEETINGS OF SHAREHOLDERS

39. Annual Meeting

Subject to compliance with section 133 of the Act, the annual meeting of the shareholders shall be convened on such day in each year and at such time as the board of directors may by resolution determine. The directors of the Corporation shall call an annual meeting of shareholders not later than fifteen (15) months after holding the last preceding annual meeting but no later than six (6) months after the end of the Corporation's preceding financial year.

40. Special Meetings

Other meetings of the shareholders may be convened by order of the chairman of the board, the vice chairman of the board, the president or a vice-president who is a director or by the board of directors, to be held at such time and place as may be specified in such order.

Special meetings of shareholders may also be called by written requisition to the board of directors signed by shareholders holding between them not less than five percent (5%) of the outstanding shares of the capital of the Corporation entitled to vote thereat. Such requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation.

Except as otherwise provided in subsection 143(3) of the Act, it shall be the duty of the board of directors, on receipt of such requisition, to cause the meeting to be called by the secretary of the Corporation.

If the board of directors does not, within twenty-one (21) days after receiving such requisition call a meeting, any shareholder who signed the requisition may call the meeting.

41. Place of Meetings

Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place in Canada as may be specified in the notice convening such meeting. Notwithstanding the foregoing, a meeting of shareholders may be held at a place outside Canada if the place does not contravene the articles.

42. Notice

A notice stating the day, hour and place of meeting and, subject to subsection 135(6) of the Act, the general nature of the business to be transacted shall be served to each shareholder who is entitled to vote at such meeting, each director of the Corporation and the auditor of the Corporation no less than twenty-one (21) days or more than sixty (60) days before the meeting~~.~~ or such other period of time as may be specified in the regulations passed under the Act or as may be permitted by the Act. If such notice is served by mail, it shall be directed to the latest address, as shown in the records of the Corporation, of the intended recipient. Notice of any meeting of shareholders or any irregularity in any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in any manner that a notice can be given to the Corporation or by any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

If any notice given to a shareholder is returned on two consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the shareholder informs the Corporation in writing of the shareholder’s new address.

43. Omission of Notice

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

44. Record Date

The board of directors may, by resolution, fix in advance a date and time as the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and/or to vote at such meeting and/or to receive the financial statements of the Corporation, but such record date shall not precede by more than sixty (60) days or by less than twenty-one (21) days the date on which the meeting is to be held and notice of such record date shall be given not less than seven (7) days before such record date in the manner prescribed in the Act unless waiver in accordance with the Act is obtained.

If the directors fail to fix in advance a date and time as the record date in respect of all or any of the matters described above for any meeting of the shareholders of the Corporation, the following provisions shall apply, as the case may be:

(a)	the record date for the determination of the shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which notice is given or sent or, if no notice is given, the day on which the meeting is held;

(b)	the record date for the determination of the shareholders entitled to vote at a meeting of shareholders shall be the day on which the meeting is held or in accordance with subsection 138(3) of the Act, if so determined by the directors; and

(c)	the record date for the determination of the shareholders entitled to receive the financial statements of the Corporation shall be the close of business on the day on which the directors pass the resolution relating thereto.

45. Participation by communication facilities

Any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed to be present at that meeting. A meeting of shareholders may be held, in accordance with the Act, entirely by telephonic, electronic or other communication facility if the requirements listed previously are met.

46. Votes

Except in the case of a meeting held by telephonic, electronic or other communication means, voting at a meeting of shareholders shall be by show of hands, except where a ballot is demanded by a shareholder entitled to vote at the meeting. A shareholder may demand a ballot either before or immediately after any vote by show of hands.

Every question submitted to any meeting of shareholders shall be decided in the first instance, unless a ballot is demanded, on a show of hands, and, in case of an equality of votes, the chairman of the meeting shall not, both on a show of hands and on a ballot, have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder.

At any meeting, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

In the absence of the chairman of the board, the vice chairman of the board, the president and every vice-president who is a director, the shareholders present entitled to vote shall choose another director as chairman of the meeting, and if no director is present or if all the directors present decline to take the chair, then the shareholders present shall choose one of their number to be chairman of the meeting.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, it shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, it shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

Where a person mortgages or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares unless, in the instrument creating the mortgage or hypothec, he has expressly empowered the person holding the mortgage or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

Where two (2) or more persons hold the same share or shares jointly, any one (1) of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one (1) of such persons are present or represented by proxy and vote, they shall vote together as one (1) on the share or shares jointly held by them.

Any vote at a meeting held solely by telephonic, electronic or other communication facility, may be exercised entirely by telephonic, electronic or other communication facility in accordance with the Act.

47. Proxies

A shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may, by means of a proxy, appoint a proxyholder or one (1) or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof, duly authorized. A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof.

Unless the Act requires another form, an instrument appointing a proxyholder may be in the following form:

“The undersigned shareholder of                      hereby appoints                      of                      or failing him,                      of                     , as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the          day of             ,             , and at any adjournment thereof to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.

Dated this              day of             ,             .

Signature of Shareholder

NOTE:

This form of proxy must be signed by a shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof duly authorized.”

The directors may from time to time adopt procedures regarding the deposit of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such instruments to be sent before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that instruments appointing a proxyholder so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any procedure adopted as aforesaid, in his discretion, accept such a communication as to the authority of anyone claiming to vote on behalf of and to represent a shareholder, notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such a communication accepted by the chairman of the meeting shall be valid and shall be counted.

48. Adjournment

The chairman of the meeting may, with the consent of the meeting, adjourn any meeting of shareholders from time to time to a fixed time and place. If a meeting of shareholders is adjourned less than thirty (30) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one (1) or more adjournments for an aggregate of thirty (30) days or more, notice of the adjournment meeting shall be given as for an original meeting but, unless the meeting is adjourned by one (1) or more adjournments for an aggregate of more than ninety (90) days, the requirements of subsection 149(1) of the Act relating to mandatory solicitation of proxies do not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form a quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling same.

49. Quorum

~~One (1) person present and holding or representing by proxy at least one (1) issued voting share of the Corporation shall be the required quorum for the choice of a chairman of the meeting and for the adjournment of the meeting; for all other purposes, a~~A quorum for any meeting (unless a different number of shareholders and/or a different number of shares are required to be represented by the Act or by the articles or by the by-law) shall be persons present being not less than two (2) in number and holding or representing by proxy at least 50% of the total voting rights attached to the issued and outstanding shares entitled to vote at such meeting. If a quorum is present at the opening of a meeting of the shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

SECURITIES

50. Certificates

Share certificates (and the form of stock transfer power on the reverse side thereof) shall (subject to compliance with section 49 of the Act) be in such form and be signed by such director(s) or officer(s) as the board of directors may from time to time, by resolution, determine.

51. Registrar and Transfer Agent

The board of directors may from time to time, by resolution, appoint or remove one (1) or more registrars and/or branch registrars (which may, but need not be, the same person) to keep the register of security holders and/or one (1) or more transfer agents and/or branch transfer agents (which may, but need not be, the same person) to keep the register of transfer, and (subject to the Act) may provide for the registration of issues and the registration of transfers of the securities of the Corporation in one (1) or more places and such registrars and/or branch registrars and/or transfer agents and/or branch transfer agents shall keep all necessary books and registers of the Corporation for the registration of the issuance and the registration of transfers of the securities of the Corporation for which they are so appointed. All certificates issued after any such appointment representing securities issued by the Corporation shall be countersigned by or on behalf of one of the said registrars and/or branch registrars and/or transfer agents and/or branch transfer agents, as the case may be.

52. Surrender of Share Certificates

No transfer of a share issued by the Corporation shall be recorded or registered unless or until the certificate representing the share to be transferred has been surrendered and cancelled or, if no certificate has been issued by the Corporation in respect of such share, unless or until a duly executed share transfer power in respect thereof has been presented for registration.

53. Defaced, Destroyed, Stolen or Lost Certificates

If the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss of a share certificate is reported by the owner to the Corporation or to a registrar, branch registrar, transfer agent or branch transfer agent of the Corporation (hereinafter, in this paragraph, called the "Corporation's transfer agent") and such owner gives to the Corporation or the Corporation's transfer agent a written statement verified by oath or statutory declaration as to the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss and the circumstances concerning the same, a request for the issuance of a new certificate to replace the one so defaced, destroyed, wrongfully taken or lost and a bond of a surety company (or other security approved by the board of directors) in such form as is approved by the board of directors or by the chairman of the board, the vice chairman of the board, the president, a vice-president, the secretary or the treasurer of the Corporation, indemnifying the Corporation (and the Corporation's transfer agent, if any), against all loss, damage or expense, which the Corporation and/or the Corporation's transfer agent may suffer or be liable for by reason of the issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one defaced, destroyed or apparently destroyed, stolen or otherwise wrongfully taken or lost, if such issuance is ordered and authorized by any one (1) of the chairman of the board, the president, a vice-president, the secretary or the treasurer of the Corporation or by resolution of the board of directors.

DIVIDENDS

54. Declaration of Dividends

Subject to the relevant provisions of the Act, the board of directors may from time to time, by resolution, declare and the Corporation may pay dividends on its issued shares, subject to the relevant provisions, if any, of the articles.

55. Payments of Dividends and Other Distributions

Any dividend or other distribution payable in cash to shareholders will be paid by cheque or by electronic means or by such other method as the board of directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder’s recorded address, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the board of directors in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable.

56. Non-Receipt of Payment

In the event of non-receipt of any payment made as contemplated by Section 55 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The board of directors may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.

57. Unclaimed Dividends

Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

NOTICES

58. Method of Giving Notices

Any notice or document to be given pursuant to the Act, the articles or the by-law to a shareholder or director of the Corporation may be sent (a) by prepaid mail addressed to, or may be delivered personally to, the shareholder at the shareholder's latest address as shown in the records of the Corporation or its transfer agent or branch transfer agent and the director at the director's latest address as shown on the records of the Corporation or in the last notice of directors or notice of change of directors filed under the Act, and a notice or document sent in accordance with the foregoing to a shareholder or director of the Corporation shall be deemed to be received by them at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or document at the time or at all or (b) by electronic means as permitted by, and in accordance with, the Act. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board, if any, in accordance with any information believed by the secretary to be reliable. The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.

59. Shares registered in more than one (1) name

All notices or other documents required to be sent to a shareholder by the Act, the articles or the by-law of the Corporation shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation or its transfer agent or branch transfer agent and any notice or other document so given shall be sufficient notice of delivery of such documents to all the holders of such shares.

60. Persons becoming entitled by operation of law

Every person, who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation, shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered in the records of the Corporation or its transfer agent or branch transfer agent shall have been duly given to the person or persons from whom he derives his title to such shares.

61. Deceased Shareholder

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation or its transfer agent or branch transfer agent shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation or its transfer agent or branch transfer agent as the holder or one of the holders thereof and such service shall, for all purposes, be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons, if any, interested with him in such shares.

62. Signatures to Notices

The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed or, for the notice given by electronic means, in accordance with section 252.7 of the Act. The foregoing shall not be construed so as to limit the manner or effect of affixing a signature by any other means otherwise permitted by law.

63. Computation of Time

Where a given number of days’ notice or notice extending over any period is required to be given under any provisions of the articles or by-law of the Corporation, the day of service or posting of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service or posting.

64. Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document, shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS, NOTES, ETC.

65. All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the board of directors may from time to time designate by resolution.

CUSTODY OF SECURITIES

66. All securities, including warrants, owned by the Corporation shall be lodged, in the name of the Corporation, with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board of directors, with such other depositaries or in such other manner as may be determined from time to time by the board of directors.

All securities, including warrants, belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation, and, if issued or held in the names of more than one nominee, shall be held in the names of the nominees jointly with right of survivorship and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

67. Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any director or any officer of the Corporation, or by any person authorized by resolution of the board of directors. All contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors is authorized from time to time, by resolution, to appoint any officer or officers or any other person or persons on behalf of the Corporation, either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. Where the Corporation has only one (1) director and officer being the same person, that person may sign all such contracts, documents or other written instruments.

The corporate seal, if any, may, when required, be affixed to contracts, documents or instruments in writing, signed as aforesaid, by an officer or officers, person or persons, appointed as aforesaid by resolution of the board of directors.

The term “contracts, documents or instruments in writing”, as used in this by-law, shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immoveable or moveable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings or their equivalent on all electronic form.

In particular, without limiting the generality of the foregoing, any director or any officer of the Corporation, or any person authorized by resolution of the board of directors, is hereby authorized to sell, assign, transfer, exchange, convert or convey all shares, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Corporation and to sign and execute, under the seal of the Corporation or otherwise, all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying or enforcing or exercising any voting rights in respect of any such shares, bonds, debentures, rights, warrants or other securities. Where the Corporation has only one (1) director and officer, being the same person, that person may perform the functions and exercise the powers herein contemplated.

The signature or signatures of any officer or director of the Corporation and/or of any person or persons appointed as aforesaid by resolution of the board of directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed, otherwise mechanically or electronically reproduced or given in any manner permitted by the law, on all contracts, documents or instruments in writing or in an electronic form, or, subject to subsections 49(4) and 49(5) of the Act, on bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation. All such contracts, documents or instruments in writing or in an electronic form, or bonds, debentures or other securities of the Corporation on which the signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the board of directors shall, subject to subsections 49(4) and 49(5) of the Act, be deemed to have been duly signed by such officers and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or in an electronic form or bonds, debentures or other securities of the Corporation.

DECLARATIONS

68. Any director or any officer of the Corporation, or any person authorized by resolution of the board of directors or any employee authorized by any officer or director of the Corporation, is authorized and empowered to appear and make answer for the Corporation to all writs, orders and interrogatories upon articulated facts issued out of any court and to declare for and on behalf of the Corporation any answer to writs of attachment by way of garnishment in which the Corporation is garnishee, and to make all affidavits and sworn declarations in connection therewith or in connection with any or all judicial proceedings to which the Corporation is a party and to make demands of abandonment or petitions for winding up or bankruptcy orders upon any debtor of the Corporation and to attend and vote at all meetings of creditors of any of the Corporation's debtors and grant proxies in connection therewith.

FISCAL YEAR

69. The fiscal period of the Corporation shall terminate on such day in each year as the board of directors may from time to time, by resolution, determine.

BANKING AND BORROWING ARRANGEMENTS

70. Banking Arrangements

The banking and borrowing business of the Corporation or any part of it may be transacted with such banks, trust companies or other firms or corporations as the directors may determine from time to time. All such banking and borrowing business or any part of it may be transacted on the Corporation’s behalf under the agreements, instructions and delegations, and by one or more officers and other persons (including the directors), that the directors authorize from time to time. This paragraph does not limit in any way the authority granted under Section 67.

71. Borrowing and Security

Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles and the by-laws, the board of directors may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)	Borrow money upon the credit of the Corporation;

(b)	Issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c)	Give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)	Mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

Birks & Mayors Inc.

IMPORTANT ANNUAL AND SPECIAL MEETING INFORMATION

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ENDORSEMENT_LINE__________ SACKPACK_________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual and Special Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.

1. Election of Directors:

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01 - Dr. Lorenzo Rossi	☐	☐	02 - Thomas A. Andruskevich	☐	☐	03 - Jean-Christophe Bédos	☐	☐
04 - Gérald Berclaz	☐	☐	05 - Emily Berlin	☐	☐	06 - Shirley A. Dawe	☐	☐
07 - Elizabeth M. Eveillard	☐	☐	08 - Louis L. Roquet	☐	☐	09 - Niccolò Rossi	☐	☐
10 - Guthrie J. Stewart	☐	☐						

Proposal	For	Against	Abstain
2. In respect of the appointment of KPMG LLP as auditors of the Company and authorizing the directors to fix their remuneration.	☐	☐	☐
3. In respect of the ratification of the modifications to By-law No. One.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign your name(s) EXACTLY as your name(s) appear(s) on this proxy. All joint holders must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please provide your FULL title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890 JNT

1 U P X 1 3 9 3 9 0 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

014RB

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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Proxy — BIRKS & MAYORS INC.

The Management of the Company Solicits this Proxy

The undersigned shareholder of BIRKS & MAYORS INC. (the "Company") hereby appoints Jean-Christophe Bédos or, failing whom, Michael Rabinovitch, or instead of the foregoing, ______________________________, as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the **Annual and Special Meeting of Shareholders of the Company (the "Meeting") to be held on September 13, 2012**, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. **This proxy is solicited by and on behalf of the Management of the Company.**

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated on the reverse side.

Notes:

(1) This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2) A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3) The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted "FOR" the itemized matters.

Please complete and return in the envelope provided.

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